********************************************************************************
*    INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A     *
*    REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED        *
*    WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT     *
*    BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE           *
*    REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT       *
*    CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR    *
*    SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH    *
*    OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR    *
*    QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                *
*                                                                              *
********************************************************************************

                 SUBJECT TO COMPLETION, DATED JANUARY 24, 1997


PROSPECTUS
            , 1997

                                1,547,758 SHARES

                                      LOGO

                                  COMMON STOCK

     All of the 1,547,758 shares of Common Stock of Eagle USA Airfreight, Inc. offered hereby are being sold by a shareholder of the Company. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholder.


     The Common Stock is included on the Nasdaq National Market under the symbol "EUSA". The last reported sales price of the Common Stock on the Nasdaq National Market on January 24, 1997 was $25 3/4 per share. See "Price Range of Common Stock."


     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                    PRICE         UNDERWRITING           PROCEEDS TO
                                                    TO THE       DISCOUNTS AND           THE SELLING
                                                    PUBLIC       COMMISSIONS(1)        SHAREHOLDER(2)
--------------------------------------------------------------------------------------------------------
Per Share........................................         $            $                      $
Total(3).........................................         $            $                      $
--------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses estimated at $          , which will be paid by
    the Selling Shareholder.
(3) The Company has granted to the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 232,164 additional shares at the Price to the Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public and the Underwriting
    Discounts and Commissions will be $          and $          , respectively,
    the Proceeds to the Selling Shareholder will be unchanged from the amount
    set forth above, and the Company will receive proceeds of $          . See
    "Underwriting."

     The shares are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of the shares will be made in New York, New York, on or
about             , 1997.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

                         ALEX. BROWN & SONS
                              INCORPORATED

                                                           THE ROBINSON-HUMPHREY
                                                                COMPANY, INC.

                     [MAP OF COMPANY'S TERMINAL LOCATIONS]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in and incorporated by reference into this Prospectus. Unless otherwise indicated, all information contained in or incorporated by reference into this Prospectus (i) assumes that the Underwriters' over-allotment option will not be exercised and (ii) has been adjusted to reflect the two-for-one split of the Common Stock effected in August 1996. The term "Eagle" refers to Eagle USA Airfreight, Inc., and the term the "Company" refers to Eagle and its subsidiaries, unless the context otherwise requires.

                                  THE COMPANY

     The Company is a leading provider of air freight forwarding and other transportation and logistics services. Since opening its first terminal in Houston, Texas in 1984, the Company has expanded its network of terminals to include locations in 50 cities throughout the United States and one recently opened terminal in Canada. From fiscal 1992 to fiscal 1996, the Company has experienced rapid growth in revenues from $25.7 million to $185.4 million, and in operating income from $67,000 to $17.8 million. The Company believes that it has grown to be one of the largest air freight forwarders in the United States as measured by domestic forwarding revenues largely due to its ability to work closely with its customers to provide customized freight shipping services on a price-competitive basis.


     Historically, the Company has grown through the internal expansion of its air freight forwarding customer base and terminal network. Over the last several years, the Company has developed a nationwide terminal system by expanding its terminal locations from 14 in September 1993 to 51 in December 1996, significantly expanded its services to include local pick-up and delivery, truck brokerage and various "value added" logistics services and developed an advanced logistics information system. The Company has also expanded its international air freight forwarding operations and is in the process of establishing arrangements with cargo agents in international locations. As a result, it has expanded the scope of its potential customers and has enhanced its ability to compete for high-revenue national accounts with multiple shipping locations. The Company's increasing shipment volumes have enabled it to command from air carriers priority access to freight capacity at peak times and at discount rates. The Company believes that it has also benefited from increased emphasis on "just-in-time" manufacturing and production practices, outsourcing of transportation logistics functions and continuing concentration of transportation suppliers by major shipping customers. The increasingly complex demands of freight transportation and the need for cost-effective distribution networks have placed a premium on the services of those forwarders, such as the Company, that can offer reliable service over a broad network at competitive prices.


     The Company currently has over 8,000 customers, which are engaged in a variety of industries. The average shipment weight during fiscal 1996 was 576 pounds, ranging in size from small packages of documents to 37,000 pound deliveries of printed materials. Although the Company imposes no size or weight restrictions on shipments, it focuses on shipments of over 50 pounds. As a result, it does not directly compete for most of its business with overnight courier or small parcel companies, such as Federal Express Corporation and United Parcel Service of America, Inc. Such companies typically use their own captive airplane fleets, which on occasion serve as a source of cargo space for the Company's forwarding operations.

     The Company's freight forwarding operations involve obtaining shipment orders from customers, determining the best means to transport the shipments to their destination and arranging and monitoring all aspects of the shipments. Typically, the transportation is provided by a commercial air carrier. The Company neither owns nor operates aircraft and, consequently, places no restrictions on delivery schedules or shipment size or weight. The Company has recently begun a regularly scheduled dedicated charter of one cargo airplane to service a specific high-volume transportation lane. On occasion, the Company charters cargo aircraft for use in other transportation lanes as needed. The Company draws on its logistics expertise to provide forwarding services that are tailored to meet the goals of the customer. The Company arranges for, and in many cases provides, pick-up and delivery service between the carrier and the location of the shipper or recipient. If delivery schedules permit, the Company will typically use lower-cost, overland truck transportation services, including those obtained through its truck brokerage operations. The Company also provides other ancillary services, such as computer-based shipping systems, electronic data interchange, custom shipping reports, computerized tracking of shipments, customs brokerage, warehousing, cargo assembly and protective packing and crating.

     An important factor in the Company's growth and ongoing operations is its information systems. These include its recently upgraded logistics information system -- Worldport -- and its management information and accounting systems. Worldport permits on-line entry and retrieval of shipment, pricing, scheduling, booking and tracking data and interfaces with the Company's management information and accounting systems. The Company's information systems provide accurate, up-to-date information on the status of shipments, both internally (to ensure on-time delivery and efficient operations) and to customers (through whatever medium they request), and allow the Company's management to monitor its operations and financial results. The Company has recently begun an upgrade of the information systems used by its local pick-up and delivery operations, including barcode and signature scanners that allow for enhanced tracking of shipments and real-time access by shippers of receipt signatures for proof of delivery information. In addition, the Company offers to certain of its customers Eagle-Ship, a dedicated personal computer, printer and barcode scanner, that allows the customer's shipping dock personnel to automate their shipping process with multiple shippers.

     The business strategy of the Company includes the following principal elements:

     Continued Rapid Expansion of Core Domestic Freight Forwarding Business. The Company plans to expand its domestic freight forwarding business by continuing to (i) provide high-quality customized freight forwarding and related transportation and logistics services, (ii) expand its network of terminals and
(iii) capitalize on economies of scale. The Company currently plans to open terminals in approximately 10 additional locations during the remainder of fiscal 1997 and up to 30 additional locations by the end of fiscal 1999.

     Expansion of Local Pick-up and Delivery and Centralized Truck Brokerage. The Company has local pick-up and delivery operations at 33 of its 51 terminal locations and plans to initiate these services in approximately 12 additional locations in fiscal 1997. The Company plans to initiate local pick-up and delivery operations in substantially all of its domestic locations by the end of fiscal 1999. In addition, the Company has initiated a centralized truck brokerage service to more efficiently utilize truck transportation where it can be used as an effective alternative to air shipment for less urgent forwarding business. By integrating these services with its freight forwarding business, the Company is able to avoid having to contract with third parties, thereby enhancing the Company's ability to monitor, maintain quality control of and retain a greater portion of the profit generated by shipments.

     Development of International Freight Forwarding. The Company intends to continue to expand its international freight forwarding services. The Company is in the process of establishing a network of agents in international locations, primarily in Europe and the Far East, and plans to emphasize the marketing of international services through a separate sales force.

     Attractive Incentive-Based Compensation. The Company provides a broad-based compensation plan to its sales force and most of its operations personnel in order to attract, retain and incentivize the highest quality employees available, generally paying what it believes is significantly more than the industry average. The Company places no upside limitations on compensation of its sales personnel. The Company believes its compensation plan and philosophy have helped it to retain experienced sales and management personnel. The Company's management from the terminal manager level and above has an average of over 14 years of transportation experience.

     Enhancement of Advanced Information Systems. The Company believes the ability to provide accurate up-to-date information on the status of shipments and results of operations will become increasingly important. Consequently, the Company upgraded its information systems in December 1996, and plans to continue to invest substantial management and financial resources in the development of its information systems. Based upon its analysis of systems generally available to air freight forwarders, the Company believes that its systems are superior to those of other domestic air freight forwarders and provide the Company with a competitive advantage.

     The Company's principal executive offices are located at 3214 Lodestar, Houston, Texas 77032, and its telephone number is (281) 821-0300.

                                  THE OFFERING

Common Stock offered by the Selling
  Shareholder......................    1,547,758 shares (1)

Common Stock outstanding...........    17,570,421 shares (1)(2)

Use of proceeds....................    The Company will not receive any of the
                                       proceeds from the sale of the shares by
                                       the Selling Shareholder. If the
                                       Underwriters' over-allotment option is
                                       exercised (see "Underwriting"), any net
                                       proceeds received by the Company from the proceeds of shares sold thereunder will be used for general corporate purposes.

Nasdaq National Market symbol......    EUSA
---------------

(1) Excludes 232,164 shares of Common Stock subject to the Underwriters' over-allotment option.


(2) Excludes (i) 2,725,152 shares of Common Stock reserved for issuance pursuant to the Company's Long-Term Incentive Plan (the "Incentive Plan"), of which 2,171,845 shares were issuable upon exercise of stock options outstanding as of December 31, 1996 (including vested options for 212,835 shares), and (ii) 200,000 shares of Common Stock reserved for issuance pursuant to the Company's 1995 Nonemployee Director Stock Option Plan (the "Nonemployee Director Plan"), of which 60,000 shares were issuable upon exercise of stock options outstanding as of December 31, 1996 (none of which were vested). Under the treasury stock method of computation and at a $25.75 per share price for shares repurchased (the last sale price for the Common Stock on January 24, 1997, as reported on the Nasdaq National Market), the issued options would represent 905,122 Common Stock equivalents.

                        SUMMARY FINANCIAL AND OPERATING DATA

                                                                            FISCAL YEARS ENDED SEPTEMBER 30,
                                                                 -------------------------------------------------------
                                                                  1992        1993        1994        1995        1996
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF INCOME DATA:
  Revenues.....................................................  $25,711    $ 47,425    $ 83,276    $126,214    $185,445
  Cost of transportation.......................................   15,407      28,504      49,764      72,366     103,312
                                                                 -------    --------    --------    --------    --------
  Gross profit.................................................   10,304      18,921      33,512      53,848      82,133
  Personnel costs..............................................    7,631      11,465      19,165      27,939      41,619
  Other selling, general and administrative expenses...........    2,606       5,066       8,461      13,704      22,665
                                                                 -------    --------    --------    --------    --------
  Operating expenses...........................................   10,237      16,531      27,626      41,643      64,284
                                                                 -------    --------    --------    --------    --------
  Operating income.............................................       67       2,390       5,886      12,205      17,849
  Nonoperating income..........................................       30          27          76         319         934
                                                                 -------    --------    --------    --------    --------
  Income before income taxes...................................       97       2,417       5,962      12,524      18,783
  Provision for income taxes...................................       40         132         492       1,335       6,357
                                                                 -------    --------    --------    --------    --------
  Net income...................................................  $    57    $  2,285    $  5,470    $ 11,189    $ 12,426
                                                                 =======    ========    ========    ========    ========
  Pro forma net income(1)......................................       --    $  1,462    $  3,554    $  7,507    $ 11,481
  Pro forma net income per share...............................       --          --          --    $   0.51    $   0.66
  Weighted average number of shares outstanding................       --          --          --      14,782      17,521
OPERATING DATA:
  Gross margin.................................................     40.1%       39.9%       40.2%       42.7%       44.3%
  Operating margin.............................................      0.3%        5.0%        7.0%        9.7%        9.6%
  Same terminal revenue growth(2)..............................     17.0%       63.0%       44.0%       29.1%       29.3%
  Air freight terminals at end of period.......................        8          14          27          37          47
  Local delivery terminals at end of period....................       --          --          --          11          28
  Freight forwarding shipments.................................   82,293     178,545     291,956     382,583     524,685
  Average weight (lbs.) per freight forwarding shipment........      N/A         506         520         608         576

                                                                                    AS OF SEPTEMBER 30,
                                                                  -------------------------------------------------------
                                                                   1992        1993        1994        1995        1996
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...............................................  $    31    $  1,025    $  3,510    $  6,852    $ 41,487
  Total assets..................................................    5,154       9,884      16,612      24,468      71,729
  Long-term indebtedness........................................       78          18          11       8,474           0
  Shareholders' equity..........................................      573       2,032       5,031       1,699      50,442

---------------

N/A -- Not available.

(1) From October 1, 1992 until the termination of its S Corporation status, Eagle operated as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable provisions of certain state tax laws. On December 4, 1995, prior to the closing of the Company's initial public offering (the "IPO"), Eagle's status as an S Corporation was terminated. The amounts shown reflect a pro forma charge in lieu of income taxes which represents the estimated federal income taxes that would have been reported under Statement of Financial Accounting Standards ("FAS") No. 109 "Accounting for Income Taxes" had Eagle been a C Corporation during each of the periods presented. See Notes 1 and 4 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

(2) Percentage increase in revenues for those terminals open as of the beginning of the prior period.

                                  RISK FACTORS

     Before purchasing any shares of Common Stock offered by this Prospectus, prospective investors should carefully consider the following factors relating to the Company and this Offering, together with the other information and financial statements appearing elsewhere in and incorporated by reference into this Prospectus.

DEPENDENCE ON KEY PERSONNEL

     The Company's founder, James R. Crane, serves as President and Chairman of the Board. The Company believes that its future success will be highly dependent upon its ability to attract and retain skilled managers and other personnel, including Mr. Crane, the Company's other executive officers and its regional managers. The loss of the services of any such managers and personnel could have a material adverse effect on the Company.

COMPETITION

     Competition within the freight industry is intense. Although the industry is highly fragmented, the Company competes most often with a relatively small number of forwarders with nationwide networks and the capability to provide the breadth of services offered by the Company and with fully integrated carriers, including Burlington Air Express, Inc. and Emery Air Freight Corporation. The Company also encounters competition from passenger and cargo air carriers, trucking companies and others. As the Company expands its international operations, it expects to encounter increased competition from those forwarders that have a predominantly international focus, including Air Express International Corporation, Expeditors International of Washington, Inc., Fritz Companies Inc. and Harper Group, Inc., as well as from its competitors for domestic forwarding. Many of these competitors have substantially greater financial resources than the Company. The Company also encounters competition from regional and local air freight forwarders, cargo sales agents and brokers, surface freight forwarders and carriers and associations of shippers organized for the purpose of consolidating their members' shipments to obtain lower freight rates from carriers. See "Business -- Competition."

ABILITY TO MANAGE GROWTH

     The Company has experienced significant growth in the past through increases in sales at existing terminals and opening new terminals. The Company anticipates that its growth strategy in the future will include internal growth in its domestic and international freight forwarding, local pick-up and delivery and truck brokerage business, and could also include acquisitions. The Company's ability to continue its growth will depend on a number of factors, including existing and emerging competition, the ability to open new terminals, the ability to maintain profit margins in the face of competitive pressures, the continued recruitment, training and retention of operating employees, the strength of demand for its services and the availability of capital to support such growth and the ability to identify, negotiate and fund acquisitions when appropriate. International operations are likely to involve increased costs and risks including those related to foreign regulation, intensified competition, currency fluctuations and exchange controls. There can be no assurance that the Company will be successful in implementing any of its business strategy and plans for future growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "Business -- Business Strategy."

DEPENDENCE ON CARRIERS

     The Company's ability to serve its customers depends on the availability of air cargo space, including space on passenger and cargo airlines that service the relevant transportation lanes. Shortages of cargo space are most likely to develop around holidays and in especially heavy transportation lanes. In addition, available cargo space could be reduced as a result of decreases in the number of passenger airlines serving particular transportation lanes at particular times, which could occur as a result of economic conditions, transportation strikes, regulatory changes and other factors beyond the control of the Company. Although the Company does not believe that the lack of cargo space has had a significant impact on its ability to book cargo space to date, future operating results could be adversely affected by significant shortages of suitable cargo space and associated increases in rates charged by passenger airlines for cargo space.

INDEPENDENT OWNER/OPERATORS

     From time to time, third parties, including the Internal Revenue Service ("IRS") and state authorities, have sought to assert, and at times have been successful in asserting, that independent owner/operators in the transportation industry, including those of the type utilized in connection with the Company's local pick-up and delivery operations, are "employees," rather than "independent contractors." Although the Company believes that the independent owner/operators utilized by it are not employees, there can be no assurance that the IRS and state authorities or others will not challenge this position, or that federal and state tax or other applicable laws, or interpretations thereof, will not change. If they do, the Company could incur additional employee benefit related expenses and could be liable for additional taxes, penalties and interest for prior periods and additional taxes for future periods. See
"Business -- Employees."

CONTROL BY PRINCIPAL SHAREHOLDER


     As of December 31, 1996, James R. Crane owned 10,177,378 shares of Common Stock, representing approximately 57.9% of the outstanding shares of Common Stock. As a result, Mr. Crane individually will be in a position to control the Company through his ability to determine the outcome of elections of the Company's directors and to prevail in matters submitted to a vote of shareholders. See "Principal and Selling Shareholders."


VULNERABILITY TO ECONOMIC CONDITIONS; DEPENDENCE ON PRINCIPAL CUSTOMERS

     The Company's future operating results may be dependent on the economic environments in which it operates. Demand for the Company's services could be adversely affected by economic conditions in the industries of the Company's customers. A number of the Company's principal customers are in the personal computer, electronics and related industries. Adverse conditions in these industries or the loss of a significant customer could negatively impact the Company. The Company expects that demand for the Company's services (and consequently its results of operations) will continue to be sensitive to domestic and, increasingly, global economic conditions and other factors beyond its control.

PICK-UP AND DELIVERY CLAIMS EXPOSURE

     At September 30, 1996, the Company utilized the services of approximately 450 drivers in connection with its local pick-up and delivery operations and from time to time such drivers are involved in accidents. Although most of these drivers are independent contractors, there can be no assurance that the Company will not be held liable for the actions of such drivers. The Company currently carries, or requires of its independent owner/operators, liability insurance of $1 million for each such accident. However, there can be no assurance that claims against the Company will not exceed the amount of coverage. If the Company were to experience a material increase in the frequency or severity of accidents, liability claims or workers' compensation claims, or unfavorable resolutions of claims, the Company's operating results and financial condition could be materially affected. In addition, significant increases in insurance costs could reduce the Company's profitability.

PERMITS AND LICENSING

     The Company's operations are subject to various state, local, federal and foreign regulations that in many instances require permits and licenses. Certain federal officials have announced that they are considering implementing increased security measures with respect to air cargo. There can be no assurance as to what, if any, regulations will be adopted or, if adopted, as to their ultimate effect on the Company. Failure of the Company to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or revocation of the Company's operating authorities. See "Business -- Regulation."

SHARES ELIGIBLE FOR FUTURE SALE

     Substantially all of the shares of Common Stock currently held by the Company's Chairman of the Board are eligible for sale in the public market pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), subject to the restrictions of Rule 144. In addition, all of such shares as well as

775,914 shares of Common Stock held by the other executive officers could be sold in the public market through the exercise of registration rights. The Company and its executive officers and directors have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of the representatives of the Underwriters, sell or otherwise dispose of any of their shares of Common Stock other than, in the case of executive officers and directors of the Company, certain permitted private sales, and, in the case of the Company, for shares issued in connection with employee benefit plans and acquisitions. Such consent may be given at any time and without prior public notice. In addition, shares that may be purchased upon the vesting of options issued under the Incentive Plan and Nonemployee Director Plan will be eligible for sale pursuant to registration statements on Form S-8. As of December 31, 1996, 2,231,845 shares of Common Stock were issuable upon the exercise of outstanding options awarded under the Incentive Plan and the Nonemployee Director Plan, of which 212,835 shares of Common Stock were issuable upon the exercise of vested options. In addition, options to purchase 866,270 shares of Common Stock vest during the remainder of fiscal 1997. The exercise prices of substantially all of the options that are currently vested or will vest during the remainder of fiscal 1997 are substantially below the current market price of the Common Stock. Sales of substantial amounts of Common Stock by the current shareholders or by option holders could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise capital by issuing equity securities. See "Description of Capital
Stock -- Registration Rights of Certain Holders" and "Underwriting."

CERTAIN ANTI-TAKEOVER EFFECTS

     The Company's Articles of Incorporation authorize the Board of Directors to set the terms of and issue Preferred Stock without shareholder approval. The Board of Directors could use the Preferred Stock as a means to delay, defer or prevent a takeover attempt that a shareholder might consider to be in the Company's best interest. In addition, certain provisions of the Company's Articles of Incorporation and Bylaws might impede a takeover of the Company. See "Description of Capital Stock."

FORWARD LOOKING STATEMENTS


     The statements contained in or incorporated by reference into this Prospectus, including, but not limited to, those relating to the future availability of cargo space; the Company's plans for international air freight forwarding services; the future expansion and results of the Company's terminal network; plans for local delivery services and truck brokerage; future improvements in the Company's information systems and logistic systems and services; future marketing results; construction of new facilities; the effect of litigation; future costs of transportation; future operating expenses; future margins; future dividend plans; future acquisitions; ability to continue growth and implement growth and business strategy; the ability of expected sources of liquidity to support working capital and capital expenditure requirements; the tax benefit of any stock option exercises; and any other statements regarding future growth, future cash needs, future terminals, future operations, business plans and future financial results; and any other statements which are not historical facts are forward-looking statements. When used in this document, the words "anticipate," "estimate," "expect," "may," "project," and similar expressions are intended to be among the statements that identify forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, those relating to the Company's dependence on its ability to attract and retain skilled managers and other personnel; the intense competition within the freight industry; the uncertainty of the Company's ability to manage and continue its growth and implement its business strategy; the Company's dependence on the availability of cargo space to serve its customers; the potential for liabilities if certain independent owner/operators that serve the Company are determined to be employees; effects of regulation; results of litigation; the Company's vulnerability to general economic conditions and dependence on its principal customers; the control by the Company's principal shareholder; the Company's potential exposure to claims involving its local pick-up and delivery operations; the Company's future financial and operating results, cash needs and demand for its services; and the Company's ability to maintain and comply with permits and licenses; as well as other factors detailed in "Risk Factors" and elsewhere in this Prospectus and in the Company's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholder. All such proceeds will be received by the Selling Shareholder. See "Principal and Selling Shareholders." If the Underwriters' over-allotment option is exercised (see "Underwriting"), any net proceeds received by the Company from the proceeds of shares sold thereunder will be used for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been included on the Nasdaq National Market under the symbol "EUSA" since November 30, 1995, the effective date of the IPO. The following table summarizes the high and low last reported closing sales prices of the Common Stock for each quarterly period indicated:


                                                              HIGH      LOW
Fiscal Year Ended September 30, 1996:
  1st Quarter (from November 30, 1995)......................  $13 1/8   $ 9 1/8
  2nd Quarter...............................................   15 1/2    12 1/4
  3rd Quarter...............................................   19        13 3/4
  4th Quarter...............................................   26        17 1/4
Fiscal Year Ended September 30, 1997:
  1st Quarter...............................................  $27 3/4   $25 1/4
  2nd Quarter through January 24, 1997......................   26 1/2    25 1/4


                                DIVIDEND POLICY

     The Company expects to retain all available earnings generated by its operations for the development and growth of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any future determination as to dividend policy will be made, subject to Texas law, in the discretion of the Board of Directors of the Company and will depend on a number of factors, including future earnings, capital requirements, financial condition and business prospects of the Company and such other factors as the Board of Directors may deem relevant. The Company's credit facility limits dividend payments after the date of completion of the IPO to 25% of the Company's cumulative net income from such date. From October 1992 to shortly prior to the Company's IPO, the Company was an S Corporation and distributed to its shareholders all of its taxable income. Prior to the IPO, the Company paid distributions consisting of cash and notes of $2.7 million and $14.6 million in fiscal 1996 and 1995, respectively.

                                 CAPITALIZATION

     The following table sets forth the total debt and capitalization of the Company as of September 30, 1996.

                                                                                   AS OF
                                                                                  SEPTEMBER
                                                                                  30,
                                                                                   1996
                                                                                  -------
                                                                                    (IN
                                                                                  THOUSANDS)
    Total debt (including current maturities)..................................   $     0
    Shareholders' equity:
      Preferred Stock, par value $0.001 per share;
         10,000,000 shares authorized; no shares
         issued and outstanding................................................        --
      Common Stock, par value $0.001 per share;
         30,000,000 shares authorized, 17,492,139
         shares issued and outstanding (1).....................................        17
    Additional paid in capital.................................................    39,124
    Retained earnings..........................................................    11,301
                                                                                  -------
              Total shareholders' equity.......................................    50,442
                                                                                  -------
    Total capitalization.......................................................   $50,442
                                                                                  =======

---------------

(1) Excludes (i) 2,803,434 shares of Common Stock reserved for issuance pursuant to the Incentive Plan, of which 2,133,127 shares were issuable upon exercise of stock options outstanding at September 30, 1996 (including vested options for 234,232 shares), and (ii) 200,000 shares of Common Stock reserved for issuance pursuant to the Nonemployee Director Plan, of which 60,000 shares were issuable upon exercise of stock options outstanding at September 30, 1996 (none of which were vested).

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following selected consolidated statement of income and balance sheet data have been derived from the Company's audited financial statements for the five fiscal years ended September 30, 1996. This information should be read in conjunction with the Consolidated Financial Statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                              FISCAL YEARS ENDED SEPTEMBER 30,
                                                                    -----------------------------------------------------
                                                                     1992       1993       1994        1995        1996
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF INCOME DATA:
  Revenues........................................................  $25,711    $47,425    $83,276    $126,214    $185,445
  Cost of transportation..........................................   15,407     28,504     49,764      72,366     103,312
                                                                    -------    -------    -------    --------    --------
  Gross profit....................................................   10,304     18,921     33,512      53,848      82,133
  Personnel costs.................................................    7,631     11,465     19,165      27,939      41,619
  Other selling, general and administrative expenses..............    2,606      5,066      8,461      13,704      22,665
                                                                    -------    -------    -------    --------    --------
  Operating expenses..............................................   10,237     16,531     27,626      41,643      64,284
                                                                    -------    -------    -------    --------    --------
  Operating income................................................       67      2,390      5,886      12,205      17,849
  Nonoperating income.............................................       30         27         76         319         934
                                                                    -------    -------    -------    --------    --------
  Income before income taxes......................................       97      2,417      5,962      12,524      18,783
  Provision for income taxes......................................       40        132        492       1,335       6,357
                                                                    -------    -------    -------    --------    --------
  Net income......................................................  $    57    $ 2,285    $ 5,470    $ 11,189    $ 12,426
                                                                    =======    =======    =======    ========    ========
  Pro forma net income(1).........................................       --    $ 1,462    $ 3,554    $  7,507    $ 11,481
  Pro forma net income per share..................................       --         --         --    $   0.51    $   0.66
  Weighted average number of shares outstanding...................       --         --         --      14,782      17,521
OPERATING DATA:
  Gross margin....................................................     40.1%      39.9%      40.2%       42.7%       44.3%
  Operating margin................................................      0.3%       5.0%       7.0%        9.7%        9.6%
  Same terminal revenue growth(2).................................     17.0%      63.0%      44.0%       29.1%       29.3%
  Air freight terminals at end of period..........................        8         14         27          37          47
  Local delivery terminals at end of period.......................       --         --         --          11          28
  Freight forwarding shipments....................................   82,293    178,545    291,956     382,583     524,685
  Average weight (lbs.) per freight forwarding shipment...........      N/A        506        520         608         576

                                                                                     AS OF SEPTEMBER 30,
                                                                    -----------------------------------------------------
                                                                     1992       1993       1994        1995        1996
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.................................................  $    31    $ 1,025    $ 3,510    $  6,852    $ 41,487
  Total assets....................................................    5,154      9,884     16,612      24,468      71,729
  Long-term indebtedness..........................................       78         18         11       8,474           0
  Shareholders' equity............................................      573      2,032      5,031       1,699      50,442

---------------

N/A -- Not available.

(1) From October 1, 1992 until the termination of its S Corporation status, Eagle operated as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable provisions of certain state tax laws. On December 4, 1995, prior to the closing of the Company's IPO, Eagle's status as an S Corporation was terminated. The amounts shown reflect a pro forma charge in lieu of income taxes which represents the estimated federal income taxes that would have been reported under FAS No. 109 "Accounting for Income Taxes" had Eagle been a C Corporation during each of the periods presented. See Notes 1 and 4 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

(2) Percentage increase in revenues for those terminals open as of the beginning of the prior period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus.

GENERAL

     During the past two fiscal years, the Company's revenues increased at a compound annual rate of 49.3% to $185.4 million in the fiscal year ended September 30, 1996 from $83.3 million in the fiscal year ended September 30, 1994, and its operating income increased at a compound annual rate of 76.8% to $17.8 million in fiscal 1996 from $5.9 million in fiscal 1994. The Company's recent growth has been generated almost exclusively by increasing the number of terminals operated by the Company and growth in revenue produced by existing terminals. Since October 1, 1994, the Company has added 20 terminals, increasing the total to 47 at September 30, 1996. At that date, 10 of these 47 terminals had been open less than 12 months.

     The Company plans to continue to expand its terminal network and to open terminals in approximately 14 additional cities in fiscal 1997, four of which have been opened as of the date of this Prospectus. Such plans, however, are subject to change based on a variety of factors. The expansion of the Company's terminals is expected to occur primarily in the United States, although the Company plans to selectively pursue opportunities to expand outside of the United States, particularly in Canada and Mexico. The Company may complement its internal expansion with selective acquisitions.

     The opening of a new terminal generally has an initial negative impact on the Company's profitability due to operating losses of the new terminal. The opening of a new terminal generally does not require significant capital expenditures. Additionally, personnel costs are contained at the time of the opening of a new terminal because commissions are generally not paid until salesmen achieve minimum sales levels and until managers achieve terminal profitability. Although future new terminals may be opened in cities smaller than those in which the Company's more mature terminals are located, the Company believes the results of new terminals should benefit from a ready base of business provided by its existing customers.

     The Company intends to continue to expand its international freight forwarding business. International shipments typically generate higher revenues per shipment than domestic shipments. The Company anticipates that the costs of transportation for international freight will be higher than for domestic freight as a percentage of such revenues, resulting in lower gross margins than domestic shipments; however, the Company does not expect its operating expenses to increase in proportion to such revenues. The Company also intends to continue the growth of its local pick-up and delivery operations. By providing local pick-up and delivery services with respect to shipments for which it is the freight forwarder, the Company has been able to increase its gross margin with respect to such shipments because its costs to provide such services are less than the third-party charges it previously paid. However, the Company's local pick-up and delivery services provided to other (non-forwarding) customers generate a lower gross margin than the Company's domestic forwarding operations due to their higher transportation costs as a percentage of revenues.

     Effective October 1, 1992, Eagle elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code and comparable provisions of certain state tax laws. From October 1, 1992 until the termination of its S Corporation status, Eagle paid no federal income tax. For financial reporting purposes, for periods prior to the Company's IPO, Eagle recorded a provision for state income taxes for all states in which it operated. The Company also has recorded for fiscal 1995 and 1996 the federal income tax liability for each of its subsidiaries, which had paid federal income taxes. On December 4, 1995, shortly prior to the closing of the IPO, Eagle's status as an S Corporation was terminated, and for periods thereafter Eagle has been liable for federal income taxes and state income taxes in certain states. Prior to the closing of the IPO, Eagle declared distributions payable both in cash and in the form of promissory notes in an amount equal to all of Eagle's undistributed S Corporation earnings up through such closing. The Company has no plans to pay any dividends or distributions in the foreseeable future.

     On October 1, 1994, the Company purchased a 50% interest in Eagle Freight Services, Inc. and C&D Freight Services of California, Inc. from a third party and, during fiscal 1995 purchased a 50% interest in Freight Services Management, Inc. from the Company's Chairman of the Board and initiated operation of Eagle USA Transportation Services, Inc. and Eagle USA Import Brokers, Inc. (the "Eagle Subsidiaries"). The remaining interests in the Eagle Subsidiaries were purchased from the Company's Chairman of the Board immediately prior to the closing of the IPO in December 1995. Because Eagle controlled the Eagle Subsidiaries, results for fiscal 1995 and 1996 reflect the operations of all of the Eagle Subsidiaries as if they had been 100% owned by the Company as of the beginning of the period presented.

RESULTS OF OPERATIONS

     The following table presents certain statement of income data as a percentage of revenues for the periods indicated.

                                                                           FISCAL YEAR ENDED
                                                                             SEPTEMBER 30,
                                                                        -----------------------
                                                                        1994     1995     1996
Revenues..............................................................  100.0%   100.0%   100.0%
Cost of transportation................................................   59.8     57.3     55.7
                                                                        -----    -----    -----
Gross profit..........................................................   40.2     42.7     44.3
  Personnel costs.....................................................   23.0     22.1     22.5
  Other selling, general and administrative expenses..................   10.2     10.9     12.2
                                                                        -----    -----    -----
Operating expenses....................................................   33.2     33.0     34.7
                                                                        -----    -----    -----
Operating income......................................................    7.0%     9.7%     9.6%
                                                                        =====    =====    =====
Pro forma net income..................................................    4.3%     6.0%     6.2%

FISCAL YEAR ENDED SEPTEMBER 30, 1996 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1995

     Revenues increased 46.9% to $185.4 million in fiscal 1996 from $126.2 million in fiscal 1995 primarily due to increases in the number of shipments and the total weight of cargo shipped, which resulted from an increase in the number of terminals open during such period, an increase in penetration in existing markets and the addition of significant national account customers. For those terminals open as of the beginning of fiscal 1995, revenues increased approximately 29.3% to $151.6 million in fiscal 1996 from $117.2 million in fiscal 1995. Revenues for fiscal 1996 were comprised of $173.4 million of forwarding revenues, $11.5 million of local pick-up and delivery revenues and $500,000 of other freight forwarding revenues. Total local pick-up and delivery revenues for the Company's Eagle Freight Services and C&D Freight Services of California subsidiaries for fiscal 1996 were $31.7 million, an amount that includes $20.2 million of inter-company sales to Eagle (which were eliminated upon consolidation) and $11.5 million in services to third party (non-forwarding) customers.

     Cost of transportation decreased as a percentage of revenues to 55.7% in fiscal 1996 from 57.3% in fiscal 1995. The decrease was primarily attributable to the continued expansion of the local pick up and delivery operations, enabling the Company to capture margins previously paid to third parties, and to a lesser extent was attributable to the January 1, 1996 expiration of the Federal Air Cargo Transportation Excise Tax, which was reinstated on August 27, 1996. Cost of transportation increased in absolute terms by 42.8% to $103.3 million in fiscal 1996 from $72.4 million in fiscal 1995 as a result of increases in air freight shipped. Gross margin increased to 44.3% in fiscal 1996 from 42.8% in fiscal 1995. Gross profit increased 52.5% to $82.1 million in fiscal 1996 from $53.9 million in fiscal 1995.

     Operating expenses increased as a percentage of revenues to 34.7% in fiscal 1996 from 33.0% in fiscal 1995. Operating expenses increased in absolute terms by 54.4% to $64.3 million in fiscal 1996 from $41.6 million in fiscal 1995. Personnel costs increased slightly as a percentage of revenues to 22.5% in fiscal 1996 from 22.1% in fiscal 1995, and increased in absolute terms by 49% to $41.6 million due to increased staffing needs associated with the opening of 10 new terminals, expanded operations at existing terminals and increased revenues, which resulted in an increase in commissions. Such costs include all compensation expenses, including those relating to sales commissions and salaries and to headquarters employees and executive officers. Other selling, general and administrative expenses increased as a percentage of revenues to 12.2% in fiscal 1996 from 10.9% in fiscal 1995, and increased in absolute terms by 65.4% to $22.7 million in fiscal 1996 from $13.7 million in fiscal 1995. In fiscal 1996, selling expenses increased by 0.1% and other general and administrative expenses increased 1.2% compared to fiscal 1995. The increases in selling, general and administrative expenses were due to overall increases in the level of the Company's activities in fiscal year 1996.


     Operating income increased 46.2% to $17.8 million in fiscal 1996 from $12.2 million in fiscal 1995. For those terminals open as of the beginning of fiscal 1995, operating income increased approximately 36.0% to $11.1 million in fiscal 1996 as compared to $8.1 million in fiscal 1995. For purposes of determining the operating income of each terminal, the Company includes an allocation for corporate overhead charges.


     Non-operating income increased to approximately $934,000 in fiscal 1996 from approximately $319,000 in fiscal 1995 due to increased amounts of short-term investments as a result of the cash proceeds from the Company's IPO.

     Income before income taxes increased 50.0% to $18.8 million in fiscal 1996 from $12.5 million in fiscal 1995. Provision for income taxes for fiscal 1996 was $6.4 million compared to provision for income taxes of $1.3 million for fiscal 1995. Provision for income tax for fiscal 1996 included federal taxes for the portion of the year following the IPO when Eagle became a C corporation. For fiscal 1996 and 1995, provision for income taxes included state income taxes and federal income taxes paid by the Eagle Subsidiaries. Pro forma net income increased 52.9% to $11.5 million in fiscal 1996 from $7.5 million in fiscal 1995. Pro forma net income per share increased 29.4% to $0.66 per share in fiscal 1996 from $0.51 per share in fiscal 1995, even with the significant increase in shares outstanding as a result of the IPO.

FISCAL YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1994

     Revenues increased 51.5% to $126.2 million in fiscal 1995 from $83.3 million in fiscal 1994 primarily due to increases in the number of shipments and the total weight of cargo shipped, which resulted from an increase in the number of terminals open during such period and an increase in penetration of existing markets. For those terminals open as of the beginning of fiscal 1994, revenues increased 29.1% to $100.1 million in fiscal 1995 as compared to $77.5 million in the prior fiscal year. Revenues for fiscal 1995 were comprised of $120.6 million of forwarding revenues and $5.7 million of local pick-up and delivery revenues. The Company had no local pick-up and delivery operations prior to the beginning of fiscal 1995. Total local pick-up and delivery revenues for the Company's Eagle Freight Services and C&D Freight Services of California subsidiaries for fiscal 1995 were $15.0 million, an amount that includes $9.3 million of intercompany sales to Eagle (which were eliminated upon consolidation) and $5.7 million in services to third party (nonforwarding) customers.

     Cost of transportation decreased as a percentage of revenues to 57.3% in fiscal 1995 from 59.8% in fiscal 1994, although increasing in absolute terms by 45.4% to $72.4 million from $49.8 million. The decrease as a percentage of revenues was primarily attributable to the acquisition and expansion of the Company's local pick-up and delivery operations and to a lesser extent to increased volume discounts from major carriers. Gross margin increased to 42.7% in fiscal 1995 from 40.2% in fiscal 1994. Gross profit increased 60.6% to $53.8 million in fiscal 1995 from $33.5 million in fiscal 1994.

     Operating expenses decreased as a percentage of revenue to 33.0% in fiscal 1995 from 33.2% in fiscal 1994, but increased in absolute terms by 50.7% to $41.6 million from $27.6 million. Containment of growth in personnel costs was the reason for the improved operating margins, partially offset by the growth in other selling, general and administrative expenses. Personnel costs decreased as a percentage of revenues to 22.1% in fiscal 1995 from 23.0% in fiscal 1994, although increasing in absolute terms to $27.9 million from $19.2 million. The decrease as a percentage of revenues resulted from the Company's restructuring of its compensation system at the end of fiscal 1994 by replacing a portion of compensation previously paid as commissions to managers with grants under the Company's Incentive Plan, discontinuing contributions to the Company's defined contributions money purchase pension plan and reducing bonuses to executive officers.

Other selling, general and administrative expenses increased as a percentage of revenues to 10.9% in fiscal 1995 from 10.2% in fiscal 1994, primarily as a result of bad debts in fiscal 1995 related to a bankrupt customer, and increased in absolute terms by 61.2% to $13.7 million from $8.5 million, primarily due to increased operations and an increase in the number of locations.


     Operating income increased 106.8% to $12.2 million in fiscal 1995 from $5.9 million in fiscal 1994. For those terminals open as of the beginning of fiscal 1994, operating income from such terminals increased 53.2% to $7.7 million in fiscal 1995 as compared to $5.0 million in the prior fiscal year.


     Non-operating income increased to $318,663 in fiscal 1995 from $75,885 in fiscal 1994 due to increased amounts of short-term investments.

     Income before income taxes increased 108.3% to $12.5 million (9.7% of revenues) in fiscal 1995 from $6.0 million (7.0% of revenues) in fiscal 1994 as revenues increased at a faster rate than costs. Provision for income taxes for fiscal 1995 was $1,335,000 compared to $492,000 for fiscal 1994 and consisted of charges for state income taxes and for federal income taxes paid by the Eagle Subsidiaries. Pro forma net income increased 111.2% to $7.5 million in fiscal 1995 from $3.6 million in fiscal 1994.

QUARTERLY RESULTS AND SEASONALITY

     The following unaudited financial information sets forth the Company's results of operations for the interim periods presented.

                             1994 FISCAL QUARTER ENDED               1995 FISCAL QUARTER ENDED
                       -------------------------------------   -------------------------------------
                       DEC 31    MAR 31    JUN 30    SEP 30    DEC 31    MAR 31    JUN 30    SEP 30
                                                      (IN THOUSANDS)
Revenues.............  $17,203   $17,416   $24,574   $24,083   $30,605   $28,456   $32,547   $34,606
Gross profit.........    6,766     6,792     9,942    10,012    12,927    12,048    14,155    14,718
Operating income.....      721       715     2,152     2,298     4,010     2,384     3,050     2,761

                             1996 FISCAL QUARTER ENDED
                       -------------------------------------
                       DEC 31    MAR 31    JUN 30    SEP 30

Revenues.............  $40,698   $39,051   $48,240   $57,456
Gross profit.........   17,569    17,794    21,224    25,546
Operating income.....    4,259     3,330     4,515     5,745


     Historically, the Company's operating results have been subject to a limited degree to seasonal trends when measured on a quarterly basis. The second quarter has traditionally been the weakest and the fourth quarter has traditionally been the strongest. This pattern is the result of, or is influenced by, numerous factors including climate, national holidays, consumer demand, economic conditions and a myriad of other similar and subtle forces. In addition, this historical quarterly trend has been influenced by the growth and diversification of the Company's terminal network. The Company cannot accurately forecast many of these factors, nor can the Company estimate accurately the relative influence of any particular factor and, as a result, there can be no assurance that historical patterns, if any, will continue in future periods.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash and short-term investments increased $28.0 million to $30.1 million at September 30, 1996 from $2.1 million at September 30, 1995. At September 30, 1996, the Company had working capital of $41.5 million and a current ratio of 3.0 compared to working capital of $6.9 million and a current ratio of 1.5 at September 30, 1995. The Company's working capital has increased primarily as a result of the proceeds of the IPO, profitable growth associated with the expansion of the Company's operations and the resultant increase in accounts receivable and payable. Capital expenditures for the fiscal year ended September 30, 1996 were approximately $7.2 million. The Company believes that cash flow from operations, its $10 million credit facility and the remaining proceeds from the IPO will be adequate to support its normal working capital and capital expenditures requirements for at least the next 12 months.

     Other than its IPO, the Company's cash generated from operations has been its primary source of liquidity, although it has from time to time made limited use of bank borrowing and lease purchase arrangements. The Company expects to utilize leasing alternatives for financing the construction of the Houston terminal, warehouse and headquarters facility. The Company has a $10 million revolving credit facility with NationsBank of Texas, N.A. As of December 31, 1996, no amounts were outstanding under this credit facility. The borrowing base under the credit facility is equal to 80% of eligible accounts receivable and was approximately $27.0 million as of November 30, 1996. Borrowings under the credit facility bear interest, at the Company's option, at the bank's prime rate or LIBOR plus an interest margin based on leverage ratios. The credit facility expires and borrowings under the credit facility are due in January 1998. Borrowings under the credit facility are collateralized by substantially all of the Company's inventory and accounts receivable. The credit facility's covenants restrict the incurrence of other debt in an amount exceeding $1 million, include restrictions on liens, investments and acquisitions, require the maintenance of minimum net worth, a fixed charge coverage ratio and a leverage ratio and restrict the payment of dividends to 25% of the Company's cumulative net worth generated after the date of the IPO.

     The Company made distributions of cash and/or notes to its pre-IPO shareholders of $14.6 million and $2.7 million during the fiscal years ended September 30, 1995 and 1996, respectively. Prior to the closing of the IPO, the Company paid a series of distributions of cash and notes in an amount estimated to equal all of its previously undistributed S Corporation earnings.

     As of September 30, 1996, the Company had outstanding non-qualified stock options to purchase an aggregate of 2,193,127 shares of Common Stock at exercise prices equal to the fair market value of the underlying Common Stock on the dates of grant (prices ranging from $1.25 to $20.25). At the time a non-qualified stock option is exercised, the Company will generally be entitled to a deduction for federal and state income tax purposes equal to the difference between the fair market value of the common stock on the date of exercise and the option price. As a result of exercises for the year ended September 30, 1996 of non-qualified stock options to purchase an aggregate of 296,566 shares of Common Stock, the Company is entitled to a federal income tax deduction of approximately $8.2 million. Assuming an effective tax rate of 40%, the Company expects to realize a tax benefit of approximately $3.4 million in fiscal 1996; accordingly, the Company recorded such an increase in other current assets and additional paid-in capital pursuant to the provisions of FAS No. 109, "Accounting for Income Taxes." Any exercises of non-qualified stock options in the future at exercise prices below the then fair market value of the common stock may also result in tax benefits for the difference between such amounts, although there can be no assurance as to whether or not such exercises will occur, the amount of any deductions or the Company's ability to fully utilize such tax deductions.

                                    BUSINESS

GENERAL

     The Company is a leading provider of air freight forwarding and other transportation and logistics services. Since opening its first terminal in Houston, Texas in 1984, the Company has expanded its network of terminals to include locations in 50 cities throughout the United States and one recently opened terminal in Canada. From fiscal 1992 to fiscal 1996, the Company has experienced rapid growth in revenues from $25.7 million to $185.4 million, and in operating income from $67,000 to $17.8 million. The Company believes that it has grown to be one of the largest air freight forwarders in the United States as measured by domestic forwarding revenues largely due to its ability to work closely with its customers to provide customized freight shipping services on a price-competitive basis.

     Historically, the Company has grown through the internal expansion of its air freight forwarding customer base and terminal network. Over the last several years, the Company has developed a nationwide terminal system by expanding its terminal locations from 14 in September 1993 to 51 in December 1996, significantly expanded its services to include local pick-up and delivery, truck brokerage and various "value added" logistics services and developed an advanced logistics information system. The Company has also expanded its international air freight forwarding operations and is in the process of establishing arrangements with cargo agents in international locations. As a result, it has expanded the scope of its potential customers and has enhanced its ability to compete for high-revenue national accounts with multiple shipping locations. The increasingly complex demands of freight transportation and the need for cost-effective distribution networks have placed a premium on the services of those forwarders, such as the Company, that can offer reliable service over a broad network at competitive prices. The Company's increasing shipment volumes have enabled it to command from air carriers priority access to freight capacity at peak times and at discount rates. The Company believes that it has also benefited from increased emphasis on "just-in-time" manufacturing and production practices, outsourcing of transportation logistics functions and continuing concentration of transportation suppliers by major shipping customers.

     The Company currently has over 8,000 customers, which are engaged in a variety of industries. The average shipment weight during fiscal 1996 was 576 pounds, ranging in size from small packages of documents to 37,000 pound deliveries of printed materials. Although the Company imposes no size or weight restrictions on shipments, it focuses on shipments of over 50 pounds. As a result, it does not directly compete for most of its business with overnight courier or small parcel companies, such as Federal Express Corporation and United Parcel Service of America, Inc. Such companies typically use their own captive airplane fleets, which on occasion serve as a source of cargo space for the Company's forwarding operations.

     The Company's freight forwarding operations involve obtaining shipment orders from customers, determining the best means to transport the shipments to their destination and arranging and monitoring all aspects of the shipments. Typically, the transportation is provided by a commercial air carrier. The Company neither owns nor operates aircraft and, consequently, places no restrictions on delivery schedules or shipment size or weight. The Company has recently begun a regularly scheduled dedicated charter of one cargo airplane to service a specific high-volume transportation lane. On occasion, the Company charters cargo aircraft for use in other transportation lanes as needed. The Company draws on its logistics expertise to provide forwarding services that are tailored to meet the goals of the customer. The Company arranges for, and in many cases provides, pick-up and delivery service between the carrier and the location of the shipper or recipient. If delivery schedules permit, the Company will typically use lower-cost, overland truck transportation services, including those obtained through its truck brokerage operations. The Company also provides other ancillary services, such as computer-based shipping systems, electronic data interchange, custom shipping reports, computerized tracking of shipments, customs brokerage, warehousing, cargo assembly and protective packing and crating.

     An important factor in the Company's growth and ongoing operations is its information systems. These include its recently upgraded logistics information system -- Worldport -- and its management information and accounting systems. Worldport permits on-line entry and retrieval of shipment, pricing, scheduling, booking and tracking data and interfaces with the Company's management information and accounting systems. The Company's information systems provide accurate, up-to-date information on the status of shipments, both internally (to ensure on-time delivery and efficient operations) and to customers (through whatever medium they request), and allow the Company's management to monitor its operations and financial results. The Company has recently begun an upgrade of the information systems used by its local pick-up and delivery operations, including barcode and signature scanners that allow for enhanced tracking of shipments and real-time access by shippers of receipt signatures for proof of delivery information. In addition, the Company offers to certain of its customers Eagle-Ship, a dedicated personal computer, printer and barcode scanner, that allows the customer's shipping dock personnel to automate their shipping process with multiple shippers.

INDUSTRY OVERVIEW

     As business requirements for efficient and cost-effective distribution services have increased, so has the importance and complexity of effectively managing freight transportation. Businesses increasingly strive to minimize inventory levels, perform manufacturing and assembly operations in different locations and distribute their products to numerous destinations. As a result, companies frequently desire expedited or time-definite shipment services. Time-definite shipments are required to be delivered at a specific, typically less expedited, time, which may result in lower rates than expedited shipments. To assist in addressing these tasks, many businesses turn to freight forwarders. A freight forwarder procures shipments from customers, makes arrangements for transportation of the cargo on a carrier and may arrange both for pick-up from the shipper to the carrier and for delivery of the shipment from the carrier to the recipient.

     Companies requiring some form of expedited or time-definite handling generally have two principal alternatives to transport freight: they may use an air freight forwarder or ship via a fully integrated carrier. Air freight forwarders arrange for transportation, often tailoring the routing of each shipment to meet the price and service requirements of the customer. Fully integrated carriers provide pick-up and delivery service, primarily through their own captive fleets of trucks and aircraft. Since air freight forwarders select from various transportation options in routing customer shipments, they are often able to serve their customers less expensively and with greater flexibility than integrated carriers. In addition to the high fixed expenses associated with owning, operating and maintaining fleets of aircraft, trucks and related equipment, integrated carriers often have significant restrictions on delivery schedules and shipment weight, size and type. Air freight forwarders, however, generally handle shipments of any size and can offer customized shipping options, thus offering an effective alternative for shippers of freight.

     Most air freight forwarders, like the Company, focus on the shipment of heavy cargo and do not directly compete for the majority of their business with integrated shippers of primarily small parcels such as Airborne Freight Corporation, DHL Worldwide Express, Inc., Federal Express Corporation, United Parcel Service of America, Inc. and the United States Postal Service, certain of which on occasion serve as a source of cargo space to forwarders. However, certain integrated carriers, such as Burlington Air Express, Inc. and Emery Air Freight Corporation, focus on shipment of heavy cargo in competition with forwarders. Additionally, most air freight forwarders do not generally compete with the major commercial airlines, which to a certain extent depend on forwarders to procure shipments and supply freight to fill cargo space on their scheduled flights.


     According to a survey by the Colography Group, Inc., domestic air freight transportation revenues totaled $21.8 billion in 1995, which represented a 6.8% increase over 1994 levels. Of these revenues, $17.0 billion was attributable to integrated shippers, most of which were small parcel shipments, while $4.8 billion was attributable to nonintegrated carriers, including air freight forwarders.


     The domestic air freight forwarding industry is highly fragmented. Many industry participants are capable of meeting only a portion of their customers' required transportation service needs. Some national domestic air freight forwarders rely on networks of terminals operated by franchisees or agents. The Company believes that the development and operation of Company-owned terminals and staff under the supervision of the Company's management have enabled it to provide a higher degree of financial and operational control and service assurance than that offered by franchise-based networks.

     Many customers are increasingly demanding more than the simple movement of freight from their transportation suppliers. To meet these needs, suppliers, such as the Company, seek to customize their services, by, among other things, providing information on the status of materials, components and finished goods through the logistics pipeline and providing performance reports on and proof of delivery for each shipment. The growing emphasis of some manufacturers on "just-in-time" manufacturing and production practices has also added to the demand for rapid deliveries that are available through air freight. As a result of these developments, many companies are concluding that they perform freight transportation management and logistics functions less effectively than third-party providers, such as the Company, and are relying increasingly on partial or complete outsourcing of these functions. At the same time, major shippers are seeking to utilize fewer firms to service their transportation management and logistics needs. The Company believes that the continuing trend toward outsourcing and the continuing concentration of transportation suppliers by major shippers offer significant opportunities for those forwarders, such as the Company, with an extensive, well-managed network and an advanced logistics information system.

BUSINESS STRATEGY

     The Company's business strategy includes the following principal elements:

  Continued Rapid Expansion of Core Domestic Freight Forwarding Business

     The Company plans to expand its domestic freight forwarding business by continuing to (i) provide high-quality customized freight forwarding and related transportation and logistics services, (ii) expand its network of terminals and
(iii) capitalize on economies of scale. The Company's services are customized to address each client's individual shipping requirements, without restrictions on shipment weight, size or type. Once the requirements for an individual shipment have been established, the Company proactively manages the execution of the shipment to ensure the fulfillment of the customer's service requirements, even if it means taking a loss on an individual shipment in order to provide complete customer satisfaction. In conjunction with providing customized service, the Company plans to continue to expand its terminal network, which has increased from 14 terminals on September 30, 1993 to 51 as of December 31, 1996. The Company currently plans to open terminals in approximately 10 additional locations during the remainder of fiscal 1997 and up to 30 additional locations by the end of fiscal 1999. Such plans, however, are subject to change based on a variety of factors. The expansion of the Company's terminals is expected to occur primarily in the United States, although the Company plans to selectively pursue opportunities to expand outside of the United States, particularly in Canada and Mexico. The Company may complement its internal expansion with selective acquisitions. The Company believes that such expansion will make it more attractive to national shippers and to local shippers in the new markets, while giving the Company additional control and enabling it to capture more profit on shipments to the new cities, where the third-party agents previously used are replaced by Company personnel at the new terminals. As the Company expands its terminal network and grows its customer and shipment base, it will continue to seek increasing advantages from economies of scale, such as cargo space buying power with airlines and enhancing sophisticated information systems.

  Expansion of Local Pick-up and Delivery and Truck Brokerage

     The Company provides local pick-up and delivery service and truck brokerage service in connection with its activities as a freight forwarder. By integrating these services with its freight forwarding business, the Company is able to avoid having to contract with third parties, thereby enhancing the Company's ability to monitor, maintain quality control of and retain a greater portion of the profit generated by shipments. The Company intends to continue the expansion of its local pick-up and delivery service to substantially all of its terminal locations and to increase the business beyond that generated by air freight customers. The Company has local pick-up and delivery services at 33 of its 51 terminal locations and plans to initiate these services in approximately 12 additional locations in fiscal 1997. The Company plans to initiate local pick-up and delivery operations in substantially all of its domestic locations by the end of fiscal 1999, although such plans are subject to change based on a variety of factors. By providing the local pick-up and delivery services with respect to shipments for which it is the freight forwarder, the Company has been able to increase its gross margin with respect to such shipments because its own costs to provide such services are less than the third-party charges the Company previously paid. In addition, the Company has initiated a centralized truck brokerage service to more efficiently utilize truck transportation where it can be used as an effective alternative to air shipment for less urgent forwarding business. By providing for its own truck brokerage, the Company is able to achieve greater efficiencies and utilize significant purchasing power over providers.

  Development of International Freight Forwarding

     The Company intends to continue to expand its international freight forwarding services. The Company is in the process of establishing a network of agents in international locations, primarily Europe and the Far East, and may also consider acquisitions as part of its international expansion strategy. Although the Company expects lower gross margins on international business than domestic business, it expects that, by focusing on high-revenue shipments for existing customers in conjunction with leveraging the business through its existing domestic terminal network and overhead structure, operating margins for its international business will be consistent with those for its domestic business. The Company expects to emphasize the marketing of international services through a separate sales force in strategically designated domestic locations including Atlanta, Boston, Chicago, Dallas, Houston, Los Angeles, Miami, New York, San Francisco and Seattle. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

  Attractive Incentive-Based Compensation

     As a service organization, the Company recognizes the importance of hiring and retaining the highest quality employees available. Consequently, it pays its entire sales force and most of its operations personnel what it believes is significantly more than the industry average and offers a broad-based compensation plan to these employees that has generally remained unchanged from year to year. Sales personnel are paid a gross commission on shipments sold while operations personnel and management are paid bonuses based on the profitability of their terminal, as well as the profitability of the Company. To ensure quality control and the profitability of accounts, the station manager retains the final approval on all accounts. The Company places no upside limitations on compensation of its sales personnel. The Company believes this compensation plan and philosophy give it a competitive advantage and have helped it to attract, retain and incentivize top quality personnel while providing for proper checks and balances between its growth and profitability goals. The Company's management from the terminal manager level and above has an average of over 14 years of transportation experience.

  Enhancement of Advanced Information Systems

     The Company believes the ability to provide accurate up-to-date information on the status of shipments, both internally (to ensure on-time delivery and efficient operations) and to customers (through whatever medium they request), will become increasingly important. Consequently, the Company most recently upgraded its information systems in December 1996, and plans to continue to invest substantial management and financial resources in the development of its information systems. Based upon its analysis of systems generally available to air freight forwarders, the Company believes that its systems are superior to those of other domestic freight forwarders and provide the Company with a competitive advantage. The Company's recently upgraded logistics system, Worldport, provides a comprehensive source of information for managing the logistics of its sourcing and distribution activities. Specifically, the Worldport system permits the Company to track the flow of a particular shipment from purchase order through the transportation process to the point of delivery. Through the system, the Company can also access accurate financial information for the entire Company, a particular terminal, a particular customer or a given shipment. The expansion of the Company's local pick-up and delivery service is expected to further improve the Company's logistics system by ultimately enabling data with respect to a shipment to be remotely input from point of pick-up through point of delivery. The Company has initiated the use of remote hand-held barcode and signature scanners for use by its pick-up and delivery personnel that allow for enhanced tracking of shipments and immediate viewing by shippers of receipt signatures. In addition, the Company's systems include Eagle-Ship, which allows the Company's major customers to automate their shipping process and consolidate shipping systems of multiple vendors into a single platform using equipment provided by the Company, thereby simplifying the customer's information and vendor management functions.

OPERATIONS

  Domestic Air Freight Forwarding Services

     The Company's freight forwarding operations involve obtaining shipment orders from customers, determining the best means to transport the shipment to its destination and arranging and monitoring all aspects of the shipment. Typically, the transportation is provided by a commercial air carrier. In addition, the Company prepares all required shipping documents and delivers shipments to the transporting carrier. For much of its customer traffic, the Company makes arrangements for three separate transportation segments -- pick-up from the shipper to the Company's terminal in the origin city, shipment via air or overland carrier and delivery from the Company's terminal in the destination city to the recipient. Local transportation services are performed either by independent cartage companies or, increasingly, by the Company's Eagle Freight Services subsidiary as described below under "-- Local Delivery Services." If delivery schedules permit, the Company will typically use lower-cost, overland truck transportation services, including those obtained through its truck brokerage operations. As part of its routine services, the Company also provides handling, packing and containerizing services, arranges for the tracking of shipments, provides physical breakbulk and arranges for insurance.

     The Company neither owns nor operates any aircraft and, consequently, places no restrictions on delivery schedules or shipment size. It arranges for transportation of its customers' shipments via commercial airlines and, to a lesser extent, air cargo carriers. Most of the Company's shipments can be accommodated by either narrow-body or wide-body aircraft. The Company selects the carrier for a shipment on the basis of route, departure time, available cargo capacity and cost. The Company has recently begun a regularly-scheduled dedicated charter of one cargo airplane to service a specific high-volume transportation lane. On occasion, the Company charters cargo aircraft for use in other transportation lanes, as needed.

     Due to the high volume of freight controlled by the Company, it is able to obtain discounted rates from airlines and is often able to reserve space at times when available space is limited. As a result, the Company can provide shipment options not directly available to its customers. Occasionally, the Company is able to consolidate shipments to further reduce its costs of transportation. The Company's rate schedule generally offers increasing discounts for shipment options with later scheduled delivery times. The Company's rates are also based on shipment weight and generally decrease as the weight of the shipment increases.

     The Company offers its customers five major delivery schedule options: (i) next flight out -- immediate pick-up and placement of the shipment on the next available flight; (ii) next day AM priority -- shipments that take precedence for delivery by the morning of the following day; (iii) next day PM -- shipments delivered by the afternoon of the following day; (iv) second day -- shipments delivered by the afternoon of the second following day; and (v) economy -- shipments typically delivered by the afternoon of the third through fifth day after shipment. The Company draws on its logistics expertise to provide forwarding services that are customized to meet the needs of the customer and, in addition to regularly scheduled service, offers customized schedules to do so. In addition, the Company's services are customized to address each client's individual shipping requirements, without restrictions on shipment weight, size or type. Once the requirements for an individual shipment have been established, the Company proactively manages the execution of the shipment to ensure the fulfillment of the customer's service requirements.

     During the fiscal year ended September 30, 1996, the Company's principal forwarding customers included shippers of computers and other electronic and high-technology equipment, printed and publishing materials, automotive parts, trade show exhibit materials, telecommunications equipment, machinery and machine parts and apparel. Shipments that are relatively less time-sensitive or for which expedited delivery is not economical are often shipped second day or economy. These options enhance the Company's opportunity to achieve savings by the use of truck transportation, the consolidation of shipments and the increased air cargo options afforded by the additional time for shipment. During the fiscal year ended September 30, 1996, average shipment weight was approximately 576 pounds, ranging in size from small packages of documents to

37,000 pound deliveries of printed materials. Although the Company imposes no size or weight restrictions on shipments, it focuses on shipments of over 50 pounds. As a result, it does not directly compete for most of its business with overnight courier or small parcel companies, such as Federal Express Corporation and United Parcel Service of America, Inc. Such companies typically use their own captive airplane fleets, which on occasion serve as a source of cargo space for the Company's forwarding operations.

     When acting as a forwarder, the Company is legally responsible to its customer for the safe delivery of the customer's cargo to its ultimate destination, subject to a contractual limitation on liability to the lesser of $0.50 per pound or $50 for domestic flights and the greater of $50 or $20 per kilogram ($9.07 per pound) for international flights. However, because an air freight forwarder's relationship to an airline is that of a shipper to a carrier, the airline generally has the same responsibility to the Company as the Company has to its customers. Additionally, shippers may purchase insurance on shipments. The Company may have sole carrier liability for a shipment prior to or after delivery to the carrier, and in certain other cases. The Company's claims expenses have generally been limited, totaling $126,000, $324,000 and $468,000 for the fiscal years ended 1994, 1995 and 1996, respectively.

  Local Delivery Services

     Through its Eagle Freight Services subsidiary, the Company provides same-day local pick-up and delivery services, both for shipments for which it is acting as an air freight forwarder as well as for third-party customers requiring pick-up and delivery within the same metropolitan area. The Company believes that Eagle Freight Services provides an important complement to its air freight forwarding services by allowing for quality control over the critical pick-up and delivery segments of the transportation process as well as allowing for prompt, updated information on the status of a customer's shipment at each step in such process. During fiscal year 1996, the Company used a portion of the proceeds from its IPO to begin an upgrade of the information systems used by Eagle Freight Services. Such improvements included bar code and signature scanners that allow for enhanced tracking of shipments and real-time access by shippers of receipt signatures for proof of delivery information.

     As of September 30, 1996, local delivery services were offered in 28 of the 47 cities in which the Company's terminals were located, with 17 of such locations being established during fiscal 1996. Such cities are generally the sites of the Company's busiest forwarding operations. The Company currently intends to initiate local pick-up and delivery services in approximately 12 additional locations in fiscal 1997, although such plans may change based on several factors. On-demand pick-up and delivery services are available 24 hours a day, seven days a week. In most locations, delivery drivers are independent contractors who operate their own vehicles.

     During the fiscal years ended September 30, 1995 and 1996, Eagle Freight Services had revenues of $15.0 and $31.7 million, respectively. Approximately $9.3 million and $20.2 million of such revenues in the fiscal years ended September 30, 1995 and 1996, respectively, was attributable to the Company's air freight forwarding operations, which was approximately 39% and 63%, respectively, of the total cost of providing local pick up and delivery for the Company's freight forwarding customers. The remaining $5.7 million and $11.5 million, respectively, of Eagle Freight Service's revenues in such years was attributable to local delivery services for third party (non-forwarding) customers.

  Truck Brokerage

     In April 1995, the Company established Eagle Transportation Services, the Company's truck brokerage subsidiary, to provide additional logistical support to its forwarding operations and, to a lesser extent, to provide truckload service to selected customers. Eagle Transportation Services locates and secures capacity when overland transportation is the most efficient means of meeting customer delivery requirements, especially in cases of air freight customers choosing the economy delivery option. The use of Eagle Transportation Services enables the Company to meet delivery requirements without having to rely on third-party truck brokerage services. Additionally, by providing for its own truck brokerage, the Company has been able to achieve greater efficiencies and utilize purchasing power over providers. Eagle Transportation Services does not own any trucks, but instead utilizes carriers or independent owner-operators of trucks and trailers on an as-needed basis. The Company utilizes its relationships with a number of independent trucking companies to obtain truck and trailer space. If space is not available through such companies, the Company utilizes electronic bulletin boards to communicate with independent truckers as to the Company's needs. The average length of haul was approximately 1,350 and 1,245 miles, during the fiscal years ended September 30, 1995 and 1996, respectively. Eagle Transportation Services is operated out of the Company's Houston offices. As with local pickup and delivery services, the Company views Eagle Transportation Services primarily as a means of maintaining quality control and enhancing customer service of its core air freight forwarding business as well as a means of capturing a portion of profits that would otherwise be earned by third parties. The Company may expand its truck brokerage operations selectively in the future beyond providing support to its air freight operations, to providing truck brokerage services to customers that do not utilize the Company's air freight services.

  International Air Freight Forwarding Services

     The Company continues to expand its international forwarding operations. The Company is in the process of establishing arrangements with independent cargo agents in international locations. The Company plans for these foreign service agents to provide breakbulk, delivery and customs brokerage services for cargo generated by the Company's domestic locations as well as arranging for overseas sales of cargo bound for the United States. The Company expects to emphasize the marketing of international services through a separate sales force in strategically designated domestic locations including Atlanta, Boston, Chicago, Dallas, Houston, Los Angeles, Miami, New York, San Francisco and Seattle.

     To support its international operations, the Company intends to seek a customs brokers license from the United States Department of the Treasury. In addition, the Company plans to pursue certification from the Federal Maritime Commission as an NVOCC (Non-Vessel Owning Common Carrier) in order to handle international ocean shipments. Prior to obtaining such license and certification, the Company will rely upon third parties to meet its customs brokerage and ocean freight needs.

  Information Systems

     A primary component of the Company's business strategy is the continued development of advanced information systems. The Company has invested substantial management and financial resources in the development of its information systems in an effort to provide accurate and timely information to its management and customers. The Company believes the ability to provide accurate up-to-date information on the status of shipments, both internally (to ensure on-time delivery and efficient operations) and to customers (through whatever medium they request), will become increasingly important. Based upon its analysis of systems generally available to air freight forwarders, the Company believes that its systems are superior to those of other domestic air freight forwarders and provide the Company with a competitive advantage.

     The Company has developed and continues to upgrade its information systems. These include its Worldport logistics information system, an upgraded and enhanced version of the Company's former CUES system, and its management information and accounting systems. A central computer located at the Company's headquarters in Houston, Texas is accessible from computer terminals located at all of its facilities, and from computer terminals located at the facilities of many of the Company's customers through the use of a toll-free dial-in program developed by the Company. The Worldport system provides a comprehensive source of information for managing the logistics of the Company's sourcing and distribution activities. Specifically, the Worldport system permits the Company to track the flow of a particular shipment from purchase order through the transportation process to the point of delivery. Through the system, the Company can also access daily financial information for the entire Company, a particular terminal, a particular customer or a given shipment. Worldport permits on-line entry and retrieval of shipment, pricing, scheduling, booking and tracking data and interfaces with the Company's management information and accounting systems. Electronic data interchange connections to selected airlines permit instant retrieval by the Company, and by those of its customers interfacing with Worldport, of information on the status of shipments in the custody of those airlines. Worldport's electronic data interchange also allows for status updates, electronic invoicing, funds exchange and file exchange. Worldport provides the Company's sales force with margin information on customers and shipments, thereby enhancing the Company's ability to bid aggressively for future forwarding business and to avoid committing to unprofitable shipments. Worldport can provide the Company's management and customers with reports customized to meet their information requirements. The Company believes that its systems have been instrumental in the productivity of its personnel and the quality of its operations and service, and have resulted in substantial reductions in paperwork and expedited the entry, processing, retrieval and dissemination of critical information, both internally and to customers. The Company is currently upgrading its Internet web site and intends to ultimately allow customers to obtain shipment tracking information via the Internet.

     The expansion of the Company's local pick-up and delivery service is expected to further improve the Company's logistics system by enabling data with respect to a shipment to be input remotely from point of pick-up through point of delivery. The Company has purchased and is field testing the use of remote hand-held bar code and signature scanners for use by its pick-up and delivery units. Worldport is expected to be integrated with these scanners to automatically apply the proof of delivery information to the system. This information is then made immediately available to all on-line locations as well as customer dial-in facilities, allowing for enhanced tracking of shipments and immediate viewing by shippers of receipt signatures.

     The Company's systems also include Eagle-Ship (formerly, ASAM), which allows its customers to automate their shipping process and consolidate their shipping systems. Eagle-Ship was developed by, and through January 2001 is licensed to the Company from, ASAM International, which is restricted from making the system available to most other major air freight forwarders during that time. For customers using Eagle-Ship, the Company provides a dedicated personal computer, printer and bar code scanner that allow the customer's shipping dock personnel to process and weigh boxes, record the shipment, produce customized box labels and print an Eagle house airway bill or bill of lading. Eagle-Ship also provides customers with weight analysis, tariff reporting, assistance in consolidation of like orders and price comparison among shipping options.

     Eagle-Ship enables the Company's customers to process shipments for many carriers with one personal computer and to compare the cost and service options of various carriers, consolidate Eagle-Ship label printing and generate reports that profile the customer's shipping activity. Eagle-Ship is designed to run shipping systems for United Parcel Service of America, Inc., Federal Express Corporation, Airborne Freight Corporation and Emery Air Freight Corporation, and can be customized to run the systems of up to 99 other air and truck carriers. The Company believes that Eagle-Ship gives it a competitive advantage among a growing number of customers that are resistant to the proliferation of dedicated shipper systems because of the cost, complexity and dock space required to maintain a separate personal computer for each carrier, and that the use of Eagle-Ship should lead to increased use of the Company's services by helping to ensure that customers will allocate dock space to Eagle-Ship rather than multiple systems from other carriers. Although Eagle-Ship does provide customers with assistance in selecting competitors for the Company's shipping services, the Company believes that much of such information, such as that relating to Federal Express Corporation, is used in the delivery of documents and small packages, which constitute a small portion of the Company's cargoes, and that, overall, Eagle-Ship will demonstrate to customers the advantages of the Company's services in comparison to its more direct competitors. As of September 30, 1995 and 1996, the Company had installed 17 and 31, respectively, Eagle-Ship personal computers for its customers. The Company believes that Eagle-Ship enhances its ability to market to national accounts.

  Logistics Services

     Many customers are increasingly demanding more than the simple movement of freight from their transportation suppliers. To meet these needs, suppliers, such as the Company, seek to customize their services, by, among other things, providing information on the status of materials, components and finished goods through the logistics pipeline and providing performance reports on and proof of delivery for each shipment.

     The Company utilizes its logistics expertise to maximize the efficiency and performance of its forwarding and other transportation services to its customers. In addition, the Company provides transportation consulting services and makes available its expertise and resources to assist customers in balancing their transportation needs against budgetary constraints by developing logistics plans for its customers. The Company staffs and manages the shipping department of certain of its customers that outsource their transportation function and may seek to provide outsourcing services to other customers in the future. The Company also provides other ancillary services, such as electronic data interchange, custom shipping reports, computerized tracking of shipments, customs brokerage, air charters, warehousing, cargo assembly and protective packing and crating.

     The Company has recently established Eagle Exhibitor Services, an internal group that focuses on the special needs of exhibitors in the trade show industry. In addition to air freight forwarding and charter services, this group provides special exhibit handling, by-appointment delivery, caravan service and short-term warehousing.

MARKETING AND CUSTOMERS

     The Company currently has over 8,000 customer accounts, including large manufacturers and distributors of computers and other electronic and high-technology equipment, printed and publishing materials, automotive parts, trade show exhibit materials, telecommunications equipment, machinery and machine parts and apparel. Adverse conditions in the industries of the Company's customers or loss of a significant customer could negatively impact the Company.

     The Company markets its services through an organization consisting of approximately 140 full-time salespersons supported by the sales efforts of senior management, its five regional managers and its terminal managers. Managers at each office are responsible for customer service and coordinate the reporting of customers' requirements and expectations with the regional managers. Company employees are available 24 hours a day to respond to customer inquiries. The Company expects to implement a program whereby it will establish separate sales forces for each of its domestic forwarding, international forwarding and local pick-up and delivery business units.

     The Company has increased its emphasis on obtaining high-revenue national accounts with multiple shipping locations. These accounts typically impose numerous requirements on those competing for their freight business, such as electronic data interchange and proof of delivery capabilities, the ability to generate customized shipping reports and a nationwide network of terminals. These requirements often limit the competition for these accounts to integrated carriers and a very small number of forwarders. The Company believes that its recent growth and development has enabled it to more effectively compete for and obtain these accounts.

TERMINALS

     The Company conducts its air freight forwarding operations through 50 terminals, located at or near airports throughout the United States and one recently opened terminal in Canada. Terminals are managed by a station manager who is assisted by an operations manager. Beginning in 1991, the Company established a management system in which regional managers oversee the Company's operations, with each regional manager being responsible for the Company's operations within a designated region. There are currently five regional managers. The Company's headquarters are located in its Houston, Texas terminal. All corporate office space is leased under agreements that expire in 1998. The Company's terminal locations range in size from approximately 1,000 to 52,000 square feet of space each and typically consist of offices, warehouse space, bays for loading and unloading and facilities for packing. In addition, the Company has five locations that are limited to sales and administrative activities. Currently, other than its Newark terminal, all of such properties are leased, although the Company may purchase or construct facilities if it believes it can do so on a more attractive basis. The Company has purchased a site near its Houston terminal and plans to construct a new terminal, warehouse and headquarters facility during 1997. Generally, each terminal location lease is for a term of three to six years and expires between 1997 and 2002. From time to time, the Company may expand or relocate certain terminals to accommodate growth.

     The Company's terminals as of December 31, 1996 were:

                                                                                     MONTH AND YEAR
            LOCATION                                AIRPORT SERVED                       OPENED
---------------------------------  ------------------------------------------------  ---------------
Houston, Texas*..................  Houston Intercontinental Airport                  March 1984
Dallas, Texas*...................  Dallas Ft. Worth International Airport            November 1988
St. Louis, Missouri*.............  Lambert St. Louis International Airport           February 1989
Atlanta, Georgia*................  Atlanta Hartsfield International Airport          October 1989
Los Angeles, California*.........  Los Angeles International Airport                 May 1991
San Francisco, California*.......  San Francisco International Airport               June 1991
Chicago, Illinois*...............  Chicago O'Hare International Airport              February 1992
Newark, New Jersey*..............  Newark International Airport                      May 1992
Boston, Massachusetts............  Boston Logan International Airport                February 1993
Charlotte, North Carolina*.......  Charlotte Douglas International Airport           March 1993
Denver, Colorado*................  Denver International Airport                      March 1993
San Antonio, Texas*..............  San Antonio International Airport                 March 1993
El Paso, Texas...................  El Paso International Airport                     September 1993
Orlando, Florida*................  Orlando International Airport                     September 1993
San Diego, California............  San Diego Lindbergh Field International           October 1993
                                   Airport
Seattle, Washington*.............  Seattle Tacoma International Airport              October 1993
Kansas City, Missouri*...........  Kansas City International Airport                 January 1994
Oklahoma City, Oklahoma..........  Will Rogers International Airport                 January 1994
Raleigh-Durham, North
  Carolina*......................  Raleigh-Durham Airport                            January 1994
Austin, Texas*...................  Robert Mueller Municipal Airport                  February 1994
Greenville, South Carolina*......  Greenville/Spartanburg Airport                    March 1994
Cincinnati, Ohio*................  Cincinnati/N. Kentucky International Airport      April 1994
Minneapolis, Minnesota*..........  Minneapolis St. Paul International Airport        May 1994
Memphis, Tennessee*..............  Memphis International Airport                     July 1994
Detroit, Michigan*...............  Detroit Metro Airport                             September 1994
Portland, Oregon*................  Portland International Airport                    September 1994
Baltimore, Maryland/
  Washington, D.C.*..............  Baltimore/Washington International Airport        September 1994
Phoenix, Arizona*................  Phoenix Sky Harbor International Airport          November 1994
Cleveland, Ohio*.................  Cleveland Hopkins International Airport           December 1994
Philadelphia, Pennsylvania*......  Philadelphia International Airport                December 1994
McAllen, Texas*..................  McAllen Miller International Airport              January 1995
Albuquerque, New Mexico..........  Albuquerque International Airport                 June 1995
Las Vegas, Nevada................  McCarran International Airport                    July 1995
Indianapolis, Indiana*...........  Indianapolis International Airport                July 1995
Sacramento, California*..........  Sacramento Metro Airport                          July 1995
San Juan, Puerto Rico............  Luis Munoz Marin International Airport            August 1995
Pittsburgh, Pennsylvania*........  Pittsburgh International Airport                  September 1995
Milwaukee, Wisconsin.............  Mitchell International Field                      December 1995
New Orleans, Louisiana*..........  New Orleans International Airport                 January 1996
Miami, Florida*..................  Miami International Airport                       March 1996
Hartford, Connecticut............  Bradley International Airport                     April 1996
Salt Lake City, Utah.............  Salt Lake City International Airport              May 1996
Honolulu, Hawaii.................  Honolulu International Airport                    May 1996
Columbus, Ohio*..................  Port Columbus International Airport               June 1996
Tulsa, Oklahoma..................  Tulsa International Airport                       July 1996
Omaha, Nebraska..................  Eppley Airport                                    July 1996
Tucson, Arizona..................  Tucson International Airport                      July 1996
Richmond, Virginia...............  Richmond International Airport                    October 1996
Laredo, Texas....................  Laredo International Airport                      October 1996
Anchorage, Alaska................  Anchorage International Airport                   October 1996
Toronto, Ontario.................  Pearson International Airport                     December 1996

---------------

* Includes Eagle Freight Services local pick-up and delivery operations.

COMPETITION

     Competition within the freight industry is intense. Although the industry is highly fragmented, with a large number of participants, the Company competes most often with a relatively small number of forwarders with nationwide networks and the capability to provide the breadth of services offered by the Company and with fully integrated carriers focusing on heavy cargo, including Burlington Air Express, Inc. and Emery Air Freight Corporation. The Company also encounters competition from passenger and cargo air carriers, trucking companies and others. As the Company expands its international operations, it expects to encounter increased competition from those forwarders that have a predominantly international focus, including Air Express International Corporation, Expeditors International of Washington, Inc., Fritz Companies Inc. and Harper Group, Inc., as well as from its competitors for domestic forwarding. Many of the Company's competitors have substantially greater financial resources than the Company. The Company also encounters competition from regional and local air freight forwarders, cargo sales agents and brokers, surface freight forwarders and carriers and associations of shippers organized for the purpose of consolidating their members' shipments to obtain lower freight rates from carriers. The Company believes that quality of service, including reliability, responsiveness, expertise and convenience, scope of operations, information technology and price are the most important competitive factors in its industry.

EMPLOYEES

     The Company had approximately 960 full-time employees at September 30, 1996, including 137 sales personnel. None of the Company's employees are currently covered by a collective bargaining agreement. The Company has experienced no work stoppages and considers its relations with its employees to be good. The Company also has contracts with approximately 450 independent owner/operators of local delivery services as of September 30, 1996. The independent owner/operators own, operate and maintain the vehicles they use in their work for the Company and may employ qualified drivers of their choice. Company-owned vehicles are driven by 94 employee drivers as of September 30, 1996. See "Risk Factors -- Independent & Owner/Operators and -- Pick-up and Delivery Claims Exposure."

     The Company pays its entire sales force and most of its operations personnel what it believes is significantly more than the industry average and offers a broad-based compensation plan to these employees that has generally remained unchanged from year to year. Sales personnel are paid a gross commission on shipments sold while operations personnel and management are paid bonuses based on the profitability of their terminals, as well as the profitability of the Company. To ensure quality control and the profitability of accounts, the terminal manager retains the final approval on all accounts.

REGULATION

     The Company's air freight forwarding business is subject to regulation, as an indirect air cargo carrier, under the Federal Aviation Act by the Department of Transportation, although air freight forwarders are exempted from most of such Act's requirements by the Economic Aviation Regulations promulgated thereunder. The Company's foreign air freight forwarding operations are subject to similar regulation by the regulatory authorities of the respective foreign jurisdictions. The air freight forwarding industry is subject to regulatory and legislative changes which can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers.

     The Company's local pick-up and delivery operations are subject to various state and local regulations and, in many instances, require permits and licenses from state authorities. In addition, certain of the Company's local pick-up and delivery operations are regulated by the Surface Transportation Board. These state and federal authorities have broad power, including the power to approve certain mergers, consolidations and acquisitions, and the power to regulate the delivery of certain types of shipments and operations within certain geographic areas, and the Surface Transportation Board has the power to regulate motor carrier operations, approve certain rates, charges and accounting systems and require periodic financial reporting. Interstate motor carrier operations are also subject to safety requirements prescribed by the Federal

Department of Transportation. In some potential locations for the Company's delivery operations, state and local permits and licenses may be difficult to obtain.

     The Company's truck brokerage operations require it to be regulated as a property broker by the Surface Transportation Board for which the Company has obtained a property broker license and surety bond. The Company's current domestic customs brokerage agents are, and any such future internal customs brokerage operations will be, subject to the licensing requirements of the United States Department of the Treasury and are regulated by the United States Customs Service. The Company's foreign customs brokerage agents are licensed in and subject to the regulations of their respective countries. The Federal Maritime Commission will regulate the Company's expected ocean forwarding operations.

     In the United States, the Company is subject to Federal, state and local provisions relating to the discharge of materials into the environment or otherwise for the protection of the environment. Similar laws apply in many foreign jurisdictions in which the Company may operate in the future. Although current operations have not been significantly affected by compliance with these environmental laws, governments are becoming increasingly sensitive to environmental issues, and the Company cannot predict what impact future environmental regulations may have on its business. The Company does not anticipate making any material capital expenditures for environmental control purposes during the remainder of the current or succeeding fiscal years.

     Certain federal officials are considering implementing increased security measures with respect to air cargo. There can be no assurance as to what, if any, regulations will be adopted or, if adopted, as to their ultimate effect on the Company. The Company does not believe that costs of regulatory compliance have had a material adverse impact on its operations to date. However, failure of the Company to comply with the applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of the Company's operating permits or authorities. There can be no assurance as to the degree or cost of future regulations on the Company's business.

LEGAL PROCEEDINGS

     From time to time the Company is a party to various legal proceedings arising in the ordinary course of business. The Company is not currently a party to any material litigation and is not aware of any litigation threatened against it that could have a material adverse effect on its business.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

     The following table sets forth certain information concerning the directors, executive officers and other key employees of the Company as of the date of this Prospectus:

                     NAME                   AGE                    POSITION
    --------------------------------------  ---     --------------------------------------
    Directors and Executive Officers:
      James R. Crane......................  43      Chairman of the Board of Directors,
                                                      President and Chief Executive
                                                      Officer

      Donald P. Roberts...................  44      Chief Marketing Officer; Director

      Douglas A. Seckel...................  45      Chief Financial Officer, Secretary and
                                                      Treasurer; Director

      Neil E. Kelley......................  37      Director

      William P. O'Connell................  57      Director

      Frank J. Hevrdejs...................  51      Director

    Other Key Employees:
      Dan DiGregorio......................  42      Vice President of Management
                                                    Information Systems

      Wayne Tompkins......................  45      Senior Vice President of Operations

     Set forth below is a description of the backgrounds of each of the directors, executive officers and other key employees of the Company:

     James R. Crane, age 43, has served as President and a director of the Company since he founded the Company in March 1984. Prior to the organization of the Company, Mr. Crane had been employed by other air freight forwarders. Mr. Crane has a total of 14 years experience in the transportation industry.

     Donald P. Roberts, age 44, has served as Chief Marketing Officer of the Company since October 1994 and has served as a director of the Company since May 1995. Mr. Roberts served as Regional Sales Manager of the Company between January 1985 and October 1994. From 1980 to 1984, he served in various sales positions with McLean Trucking and ANR Trucking. Mr. Roberts has a total of 21 years experience in the transportation industry.

     Douglas A. Seckel, age 45, has served as Chief Financial Officer of the Company since April 1989, has served as Secretary and Treasurer of the Company since May 1991 and has served as a director of the Company since May 1995. From 1984 through 1989, he served as finance director for the City of Bellaire, Texas. Mr. Seckel and Mr. Crane are first cousins.

     Neil E. Kelley, age 37, has served as a director of the Company since September 1995. Mr. Kelley has served as an Executive Director of the Vitol Group of Companies, an international oil supply, trading and refining company, since 1990. In addition, Mr. Kelley is Chairman of Vitol Gas & Electric and North Atlantic Refining Limited, subsidiary companies of the Vitol Group. Mr. Kelley is also an outside director of Quantum Energy Technologies, an energy technology development company based in Cambridge, Massachusetts.

     William P. O'Connell, age 57, has served as a director of the Company since May 1995. Mr. O'Connell has served as the President and Chief Executive Officer of AIM, Inc., a materials handling systems and equipment company, since 1988.

     Frank J. Hevrdejs, age 51, has served as a director of the Company since December 1995. Mr. Hevrdejs is a co-founder and a principal of The Sterling Group, Inc., a private financial organization engaged in the acquisition and ownership of operating businesses since 1982. He has served as President of The Sterling

Group from 1982 to 1989 and from 1994 to the present. Since 1989, he has served as Chairman of First Sterling Ventures Corp. Mr. Hevrdejs also serves as a director for Mail-Well Holdings, Inc. and Sterling Chemical Holdings, Inc.

     Dan DiGregorio, age 42, has served as Vice President of Management Information Systems since October 1996. Previously, Mr. DiGregorio served as a director of Worldwide Technical Support for Air Express International Corp. since 1986 and has over 20 years experience related to management information systems in international and domestic airfreight forwarding operations.

     Wayne Tompkins, age 45, has served as Senior Vice President of Operations since October 1996. Mr. Tompkins joined the Company in January 1996 and served as the manager of the Company's San Francisco terminal during a transitional period before assuming his current position. Prior to joining the Company, he served as President of Red Arrow Freight Lines Inc. from 1994 to 1995 and served in various senior management positions at Roadway Express Inc. from 1976 to 1993. Mr. Tompkins has over 20 years of transportation experience.

     Officers are elected annually by the Board of Directors and serve at the discretion of the Board. The Company's Board of Directors is currently composed of six directors, three of whom are employees of the Company. All of the current directors serve until the next annual shareholders' meeting or until their successors have been duly elected and qualified. The Company's 1997 Annual Meeting of Shareholders will be held on February 21, 1997. Each of the current directors has been nominated for re-election to the Board of Directors at the 1997 Annual Meeting. Shareholders of record as of December 27, 1996 are entitled to vote at the 1997 Annual Meeting. The purchasers of Shares in this Offering will, therefore, not be entitled to vote at the 1997 Annual Meeting.

     The Board of Directors has an Audit Committee which consists of Messrs. O'Connell and Kelley. The function of the Audit Committee is to meet with the internal financial staff of the Company and the independent public accountants engaged by the Company to review (i) the scope and findings of the annual audit,
(ii) quarterly financial statements, (iii) accounting policies and procedures and the Company's financial reporting, and (iv) the internal controls employed by the Company. The Audit Committee also recommends to the Board of Directors the independent public accountants to be selected to audit the Company's annual financial statements, and reviews the fees charged for audits and for any nonaudit engagements. The Committee's findings and recommendations are reported to management and the Board of Directors for appropriate action.

     The Board of Directors has a Compensation Committee which consists of Messrs. O'Connell and Kelley whose function is to consider and act upon management's recommendations to the Board of Directors on salaries, bonuses and other forms of compensation for the Company's executive officers and certain other key employees. The Compensation Committee has been appointed by the Board of Directors to administer the Company's stock option plans.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information concerning (i) the only persons known by the Company, based on statements filed by such persons with the Securities and Exchange Commission, to own beneficially in excess of 5% of the Common Stock as of December 31, 1996 and (ii) the shares of Common Stock beneficially owned, as of December 31, 1996, by each of the Company's directors and executive officers and by all directors and executive officers collectively. Except as indicated, each individual has sole voting power and sole investment power over all shares listed opposite his name, subject to community property laws where applicable.


                                          BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                            PRIOR TO OFFERING                         AFTER OFFERING
                                         -----------------------    NUMBER OF     ----------------------
                                         NUMBER OF                 SHARES BEING   NUMBER OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)    SHARES     PERCENT(2)     OFFERED        SHARES       PERCENT
Directors and Executive Officers:
  James R. Crane.......................  10,177,378      57.9%            --     10,177,378      57.9%
  Donald P. Roberts....................     609,938(3)    3.4%            --        609,938(3)    3.4%
  Douglas Seckel.......................     165,976         *             --        165,976         *
  William P. O'Connell.................      20,000(4)      *             --         20,000(4)      *
  Neil E. Kelley.......................      20,000(4)      *             --         20,000(4)      *
  Frank J. Hevrdejs....................      20,000(4)      *             --         20,000(4)      *
Directors and Executive Officers as a
  Group (6 persons)....................  11,013,292(5)   61.8%            --     11,013,292(5)   61.8%
Selling Shareholder:
  Daniel S. Swannie....................   1,547,758       8.8%       1,547,758           --        --
     12 Gingerwilde Place
     The Woodlands, Texas 77381
Other Five Percent Owners:
  Pilgrim Baxter & Associates..........   1,221,900(6)    7.0%            --      1,221,900(6)    7.0%


---------------

 *  Less than 1%.

(1) The business address of each director and executive officer is c/o Eagle USA Airfreight, Inc., 3214 Lodestar, Houston, Texas 77032.

(2) The table includes shares of Common Stock that can be acquired through the exercise of options within 60 days. The percent of the class owned by each person has been computed assuming the exercise of all options deemed to be beneficially owned by that person, and assuming that no options held by any other person have been exercised.

(3) Includes 200,000 options exercisable within 60 days of December 31, 1996.

(4) Includes 20,000 options exercisable within 60 days of December 31, 1996.

(5) Includes 260,000 options exercisable within 60 days of December 31, 1996.

(6) Based on a filing made with the Securities and Exchange Commission reflecting ownership of Common Stock as of September 30, 1996. The address of Pilgrim Baxter & Associates is 1255 Drummers Lane, Suite 300, Wayne, Pennsylvania 19087.

SELLING SHAREHOLDER

     Daniel S. Swannie resigned as an executive officer of the Company on October 17, 1996 and as a director of the Company on December 27, 1996. Prior to his resignation, Mr. Swannie had been Chief Operating Officer of the Company since 1990 and had served as a director of the Company since May 1995. In connection with this Offering, the Company and Mr. Swannie have entered into an agreement (the "Swannie Agreement") pursuant to which Mr. Swannie has agreed to reimburse the Company for all of its out-of-pocket expenses incurred in connection with this Offering up to a maximum of $400,000 as well as to make a payment to the Company (in lieu of estimated internal costs relating to this Offering) of $375,000 upon the closing of this Offering and $187,500 in certain circumstances in which this Offering is terminated. Pursuant to the Swannie Agreement, the Company has agreed to indemnify Mr. Swannie against certain liabilities relating to this Offering. The Swannie Agreement also restricts Mr. Swannie's ability to compete against the Company for a three year term and places certain other limitations on his ability to act against the interests of the Company. Mr. Swannie is a party to the Shareholders' Agreement described under "Description of Capital Stock -- Registration Rights of Certain Holders"; however, his rights under such agreement will terminate at the completion of this Offering.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 30 million shares of Common Stock, par value $.001 per share, and 10 million shares of Preferred Stock, par value $.001 per share, issuable in series. As of December 31, 1996, the issued and outstanding capital stock of the Company consisted of 17,570,421 shares of Common Stock, which number reflects a two-for-one stock split which occurred August 1, 1996. There were approximately 1,378 shareholders of record (including brokerage firms and other nominees) of the Company's common stock as of November 29, 1996. No shares of Preferred Stock are currently outstanding. As of December 31, 1996, 2,725,152 shares of Common Stock were reserved for issuance pursuant to the Incentive Plan and 200,000 shares of Common Stock were reserved for issuance pursuant to the Nonemployee Director Plan.


     The following description of certain provisions of the Company's Second Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and the Company's Amended and Restated Bylaws (the "Bylaws") are necessarily general and do not purport to be complete and are qualified in their entirety by reference to the Articles of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus is a part. The Company was organized in March 1984 and is a Texas corporation.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share with respect to all matters required by law to be submitted to shareholders of the Company. Holders of Common Stock have no preemptive rights to purchase or subscribe for securities of the Company, and the Common Stock is not convertible or subject to redemption by the Company.

     Subject to the rights of the holders of any class of capital stock of the Company having any preference or priority over the Common Stock, none of which will be outstanding upon completion of this Offering, the holders of the Common Stock are entitled to dividends in such amounts as may be declared by the Board of Directors of the Company from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any assets of the Company remaining after payment in full of all creditors and provisions for any liquidation preferences on any outstanding stock ranking prior to the Common Stock.

     American Securities Transfer & Trust, Inc. is the registrar and transfer agent for the Common Stock.

PREFERRED STOCK

     The Board of Directors, without further action by the shareholders, is authorized to issue up to 10 million shares of Preferred Stock in one or more series and to fix and determine as to any series all the relative rights and preferences of shares in such series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, if any, voting rights, if any, dividend rights and preferences on liquidation. The Company has no present intention to issue any Preferred Stock, but may determine to do so in the future.

     The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could adversely affect the voting power of the Common Stock, discourage an unsolicited acquisition proposal or make it more difficult for a third party to gain control of the Company. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the shareholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the shareholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law.

SPECIAL MEETINGS

     Special Meetings of the shareholders of the Company may be called by the chief executive officer, the Board of Directors or by shareholders holding not less than 50% of the outstanding voting stock of the Company.

VOTING

     Holders of Common Stock are entitled to cast one vote per share on matters submitted to a vote of shareholders and do not have cumulative voting rights. Each director will be elected annually. Any director may be removed, with or without cause, at any meeting of shareholders called expressly for that purpose, by a vote of the holders of a majority of the outstanding shares. Because the Common Stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors and, in that event, the holders of the remaining shares will not be able to elect any directors. See "Risk Factors -- Control by Principal Shareholders."

     Subject to any additional voting rights that may be granted to holders of future classes or series of stock, the Company's Articles of Incorporation require the affirmative vote of holders of a majority of the outstanding shares entitled to vote thereon to approve any merger, consolidation or share exchange, sale of all or substantially all of the assets of the Company, dissolution of the Company or amendment to the Articles of Incorporation for which a vote is required by the Texas Business Corporation Act.

     Approval of any other matter not described above that is submitted to the shareholders requires the affirmative vote of the holders of a majority of the shares of Common Stock represented at the meeting. The holders of a majority of the shares entitled to vote will constitute a quorum at meetings of shareholders.

     The Company's Bylaws provide that shareholders who wish to nominate directors or to bring business before a shareholders' meeting must notify the Company and provide certain pertinent information at least 80 days before the meeting date (or within ten days after public announcement pursuant to the Bylaws of the meeting date, if the meeting date has not been publicly announced at least 90 days in advance).

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION ARRANGEMENTS

     The Articles of Incorporation of the Company contain a provision that limits the liability of the Company's directors as permitted by the Texas Business Corporation Act. The provision eliminates the personal liability of directors to the Company and its shareholders for monetary damages for breach of directors' fiduciary duty of care. The provision does not change the liability of a director for breach of his duty of loyalty to the Company or to shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, an act or omission for which the liability of a director is expressly provided for by an applicable statute, or in respect of any transaction from which a director received an improper personal benefit. Pursuant to the Articles of Incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

     The Company's Bylaws provide for the indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Texas Business Corporation Act. The Company has also entered into indemnification agreements with each of its directors and certain of its officers that contractually provided for indemnification and expense advancement and include related provisions meant to facilitate the indemnitees' receipt of such benefits. In addition, the Company may purchase directors' and officers' liability insurance policies for its directors and officers in the future. The Bylaws and such agreements with directors and officers provide for indemnification for amounts
(i) in respect of the deductibles for such insurance policies, (ii) that exceed the liability limits of such insurance policies and (iii) that are available, were available or which become available to the Company or which are generally available to companies comparable to the Company but which the officers or directors of the Company determine is inadvisable for the Company to purchase, given the cost involved of the Company.

Such indemnification may be made even though directors and officers would not otherwise be entitled to indemnification under other provisions of the Bylaws or such agreements.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     The Shareholders' Agreement dated as of October 1, 1994 among the Company and James R. Crane, Daniel S. Swannie, Donald P. Roberts and Douglas A. Seckel (the "Pre-IPO Shareholders") provides registration rights with respect to the Common Stock held by such shareholders on the date of the agreement as well as shares otherwise purchased from the Company (the "Registrable Securities"). Pre-IPO Shareholders owning not less than 51% of the then outstanding shares of Registrable Securities may demand that the Company effect a registration under the Securities Act for the sale of not less than 5% of the shares of Registrable Securities then outstanding. The Pre-IPO Shareholders also have limited rights to require the Company to include their shares of Common Stock in connection with any registered offering by the Company. All of the Pre-IPO Shareholders have agreed to waive these registration rights in connection with this Offering, although the Company is registering Mr. Swannie's shares for this Offering under a separate agreement. The Company may generally be required to effect three demand registrations and three additional demand registrations for certain offerings registered on SEC Form S-3, subject to certain conditions and limitations. The registration rights will terminate as to any holder of Registrable Securities at such time as such holder may sell under Rule 144 in a three-month period all Registrable Securities then held by such holder. The registration for this Offering does not constitute a registration under the Shareholders' Agreement. Upon completion of this Offering, Mr. Swannie will cease to be a party to the Shareholders' Agreement. Registration of shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, a syndicate of underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Alex. Brown & Sons Incorporated and The Robinson-Humphrey Company, Inc. are acting as representatives (the "Representatives"), has agreed to purchase 1,547,758 shares of Common Stock from the Selling Shareholder. The number of shares that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                                 NUMBER
                                   UNDERWRITERS                                 OF SHARES
    --------------------------------------------------------------------------  ---------
    Donaldson, Lufkin & Jenrette Securities Corporation.......................
    Alex. Brown & Sons Incorporated...........................................
    The Robinson-Humphrey Company, Inc. ......................................

                                                                                ---------
              Total...........................................................  1,547,758
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     The Company and the Selling Shareholder have been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such
price less a concession not to exceed $          per share. The Underwriters may
allow, and such dealers may reallow, a discount not in excess of $          per
share to any other Underwriter and certain other dealers. The public offering price, concession and reallowance may be changed by the Representatives after the initial offering.

     The Company has granted to the Underwriters an option to purchase up to 232,164 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table and the Company will be obligated, pursuant to such option, to sell such additional shares of Common Stock to the Underwriters.

     The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof. The Company has agreed to indemnify the Selling Shareholder for certain of such liabilities.

     Donaldson, Lufkin & Jenrette Securities Corporation and The
Robinson-Humphrey Company, Inc. have, in the past, each provided certain investment banking and underwriting services to the Company for which they have received customary compensation.

     The Company has agreed that it will not, and the Company has agreed to cause each executive officer and director of the Company to agree that he will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, register or cause the Company to register the sale of, sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of Common Stock, for a period of 90 days after the date of this Prospectus, other than (i) shares of Common Stock offered hereby, (ii) shares of Common Stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (iii) shares of Common Stock issued or stock options granted by the Company pursuant to any employee stock option plan, stock purchase plan or other benefit plan of the Company in existence on the date hereof, (iv) shares of Common Stock which may be issued by the Company in connection with certain acquisitions and (v) shares of Common Stock transferred among family members and to trusts for estate planning purposes.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

     In connection with this Offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the Offering made hereby, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas and for the Selling Shareholder by Haynes and Boone, LLP, Houston, Texas. Certain matters relating to this Offering will be passed upon for the Underwriters by Thompson & Knight, P.C., Dallas, Texas.

                                    EXPERTS

     The Consolidated Financial Statements as of September 30, 1995 and 1996, and for each of the three years in the period ended September 30, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted from this Prospectus as permitted by the rules and regulations of the Commission. Statements made in this Prospectus regarding the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for further information regarding the contents thereof, and each such statement is qualified in its entirety by such reference. For further information regarding the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market and reports and other information concerning the Company may also be inspected and copied at the office of the Nasdaq Stock Market, Inc., 8513 Key West Avenue, Rockville, Maryland 20850. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission are hereby incorporated herein by reference (Commission File No. 0-27288):

          1. Annual Report on Form 10-K for the fiscal year ended September 30, 1996; and

          2. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated November 27, 1995.

     All documents subsequently filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act by the Company prior to the termination of the offering contemplated hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Request should be directed to Douglas A. Seckel, Chief Financial Officer, Secretary and Treasurer, at the Company's principal executive offices located at 3214 Lodestar, Houston, Texas 77032.

                           EAGLE USA AIRFREIGHT, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................   F-2
Consolidated Balance Sheet as of September 30, 1996 and 1995..........................   F-3
Consolidated Statement of Income for the Three Years Ended September 30, 1996.........   F-4
Consolidated Statement of Cash Flows for the Three Years Ended September 30, 1996.....   F-5
Consolidated Statement of Shareholders' Equity for the Three Years Ended September 30,
  1996................................................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Eagle USA Airfreight, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Eagle USA Airfreight, Inc. and its subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
November 22, 1996

                           EAGLE USA AIRFREIGHT, INC.

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                                              SEPTEMBER 30,
                                                                           -------------------
                                                                            1996        1995
                                                                           -------     -------
                                                                             (IN THOUSANDS,
                                                                           EXCEPT PAR VALUES)
Current assets:
  Cash and cash equivalents..............................................  $26,696     $   179
  Short-term investments.................................................    3,409       1,927
  Accounts receivable -- trade, net of allowance for doubtful accounts of
     $363 and $461, respectively.........................................   30,379      17,394
  Prepaid expenses and other.............................................    2,290       1,647
                                                                           -------
          Total current assets...........................................   62,774      21,147
Property and equipment, net..............................................    8,333       2,171
Other assets.............................................................      622       1,150
                                                                           -------
                                                                           $71,729     $24,468
                                                                           =======

                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable -- trade..............................................  $ 2,459     $   950
  Accrued transportation costs...........................................   10,818       7,304
  Accrued compensation and employee benefits.............................    6,821       4,573
  Other accrued liabilities..............................................    1,189       1,355
  Current portion of long-term indebtedness..............................                  113
                                                                           -------
          Total current liabilities......................................   21,287      14,295
                                                                           -------
Long-term indebtedness (including related party amounts of $8,209 in
  1995)..................................................................                8,474
                                                                           -------
Shareholders' equity:
  Preferred stock, $0.001 par value, 10,000 shares authorized............
  Common stock, $0.001 par value, 30,000 shares authorized, 17,492 and
     6,000 shares issued and outstanding (Note 9)........................       17           6
  Additional paid-in capital.............................................   39,124         108
  Retained earnings......................................................   11,301       1,585
                                                                           -------
                                                                            50,442       1,699
                                                                           -------
Commitments and contingencies (Note 12)
                                                                           -------
                                                                           $71,729     $24,468
                                                                           =======

         The accompanying notes are an integral part of this statement.

                           EAGLE USA AIRFREIGHT, INC.

                        CONSOLIDATED STATEMENT OF INCOME


                                                                    YEAR ENDED SEPTEMBER 30,
                                                              -------------------------------------
                                                                 1996          1995         1994
                                                              ----------    ----------    ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues....................................................    $185,445      $126,214      $83,276
Cost of transportation......................................     103,312        72,366       49,764
                                                                --------      --------      -------
                                                                  82,133        53,848       33,512
                                                                --------      --------      -------
Operating expenses:
  Personnel costs...........................................      41,619        27,939       19,165
  Other selling, general and administrative expenses........      22,665        13,704        8,461
                                                                --------      --------      -------
                                                                  64,284        41,643       27,626
                                                                --------      --------      -------
Operating income............................................      17,849        12,205        5,886
Interest income.............................................       1,079           335           81
Interest expense............................................        (145)          (16)          (5)
                                                                --------      --------      -------
Income before provision for income taxes....................      18,783        12,524        5,962
Provision for income taxes..................................       6,357         1,335          492
                                                                --------      --------      -------
Net income..................................................    $ 12,426      $ 11,189      $ 5,470
                                                                ========      ========      =======
Pro forma information (unaudited):
  Net -- income as reported.................................    $ 12,426      $ 11,189      $ 5,470
  Pro forma charge in lieu of income taxes (Note 4).........         945         3,682        1,916
                                                                --------      --------      -------
Pro forma net income........................................    $ 11,481      $  7,507      $ 3,554
                                                                ========      ========      =======
Weighted average common shares outstanding..................      17,521        14,782
                                                                ========      ========
Pro forma net income per share (Note 1).....................    $   0.66      $   0.51
                                                                ========      ========


         The accompanying notes are an integral part of this statement.

                           EAGLE USA AIRFREIGHT, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  YEAR ENDED SEPTEMBER 30,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             ---------    ---------    --------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Cash received from customers.............................. $ 172,461    $ 121,914    $ 77,901
  Cash paid to carriers, suppliers and employees............  (158,483)    (112,471)    (73,259)
  Interest received.........................................       968          284          81
  Interest paid.............................................      (145)         (16)         (5)
  Income taxes paid.........................................    (3,954)      (1,150)       (358)
                                                             ---------     --------    --------
          Net cash provided by operating activities.........    10,847        8,561       4,360
                                                             ---------     --------    --------
Cash flows from investing activities:
  Purchase of investments...................................   (27,714)     (10,324)     (1,781)
  Maturity of investments...................................    26,232       10,056         123
  Acquisition of property and equipment.....................    (7,189)      (1,703)       (830)
  Disposition of property and equipment.....................        72            7          10
  Acquisition of subsidiaries (Note 7)......................                   (139)
  Increase in other assets..................................      (300)
  Advances to affiliates....................................                   (737)
  Advances to shareholders and employees....................       (67)        (684)
  Repayments from affiliates................................       737          563
                                                             ---------     --------    --------
          Net cash used by investing activities.............    (8,229)      (2,961)     (2,478)
                                                             ---------     --------    --------
Cash flows from financing activities:
  Payments on indebtedness..................................    (2,178)        (277)        (61)
  Proceeds from indebtedness................................     1,800          613
  Issuance of common stock, net of related costs............    34,559
  Proceeds from exercise of stock options...................       628
  Payments on shareholder distribution notes................    (8,209)
  Distributions to shareholders.............................    (2,701)      (6,420)     (2,471)
                                                             ---------     --------    --------
          Net cash (used) provided by financing
            activities......................................    23,899       (6,084)     (2,532)
                                                             ---------     --------    --------
Net increase (decrease) in cash and cash equivalents........    26,517         (484)       (650)
Cash and cash equivalents, beginning of year................       179          663       1,313
                                                             ---------     --------    --------
Cash and cash equivalents, end of year...................... $  26,696    $     179    $    663
                                                             =========     ========    ========

         The accompanying notes are an integral part of this statement.

                           EAGLE USA AIRFREIGHT, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                   COMMON STOCK      ADDITIONAL
                                                 ----------------     PAID-IN      RETAINED
                                                 SHARES    AMOUNT     CAPITAL      EARNINGS     TOTAL
                                                 ------    ------    ----------    --------    -------
Balance at September 30, 1993..................   6,000     $  6                   $  2,026    $ 2,032
Distributions to shareholder...................                                      (2,471)    (2,471)
Net income.....................................                                       5,470      5,470
                                                 ------      ---       -------      -------    -------
Balance at September 30, 1994..................   6,000        6                      5,025      5,031
Distributions to shareholder...................                                      (6,420)    (6,420)
Special distribution...........................                                      (8,209)    (8,209)
Combination of principal shareholder's interest
  in the Company's majority-owned
  subsidiaries.................................                       $    108                     108
Net income.....................................                                      11,189     11,189
                                                 ------      ---       -------      -------    -------
Balance at September 30, 1995..................   6,000        6           108        1,585      1,699
Issuance of common stock to majority
  shareholder for acquisition of subsidiaries
  (Note 7).....................................     223
Issuance of common stock, net of related costs
  (Note 5).....................................   2,300        2        34,557                  34,559
Distributions to shareholders..................                                      (2,701)    (2,701)
Conversion from S Corporation to C Corporation
  (Note 4).....................................                            457                     457
Exercise of stock options......................     296                    628                     628
Tax benefit from exercise of stock options.....                          3,374                   3,374
Two-for-one stock split (issuance of 8,673
  shares of common stock) (Note 9).............   8,673        9                         (9)
Net income.....................................                                      12,426     12,426
                                                 ------      ---       -------      -------    -------
Balance at September 30, 1996..................  17,492     $ 17      $ 39,124     $ 11,301    $50,442
                                                 ======      ===       =======      =======    =======

         The accompanying notes are an integral part of this statement.

                           EAGLE USA AIRFREIGHT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (AMOUNTS IN THOUSANDS, EXCEPT PAR VALUES AND PER SHARE AMOUNTS)

NOTE 1 -- ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

     Eagle USA Airfreight, Inc. (the Company) was organized in 1984 to provide ground and air freight forwarding services. The Company maintains operating facilities throughout the United States. The Company operates in one principal industry segment.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of consolidation

     The consolidated financial statements include the accounts of Eagle USA Airfreight, Inc. and its subsidiaries. All significant intercompany transactions have been eliminated.

  Revenue and expense recognition

     Revenues and expenses related to the transportation of freight are recognized at the time the freight departs the terminal of origin. This method approximates recognizing revenues and expenses when the shipment is completed.

  Short-term investments

     The Company had short-term investments in U.S. Treasury Bills with a carrying value of $1,927 at September 30, 1995. At September 30, 1996, the Company had short-term investments in U.S. Treasury Bills and Tax Exempt Municipal Bonds with a carrying value of $3,409. Securities with a carrying value of $3,229 at September 30, 1996 mature in less than one year, securities with a carrying value of $180 mature within three years. Such investments are "available for sale", since the Company has the intent to utilize the funds as needed. The investments are stated at amortized cost, which approximated market. Accordingly, no unrealized holding gains or losses have been recorded by the Company as of September 30, 1996. The Company's short-term investments in U.S. Treasury Bills at September 30, 1995 matured during fiscal 1996 with no gain or loss recognized.

  Property and equipment

     Property and equipment is stated at cost. Property and equipment is depreciated using the straight line method over its estimated useful life. Assets subject to capital leases are amortized using the straight line method over the terms of the leases or the lives of the assets, if shorter.

  Income taxes

     The provision for income taxes is computed based upon the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

     Prior to the Company's initial public offering, the Company had elected to be treated as an S Corporation for federal income tax purposes. Accordingly, all income tax liability was the responsibility of the shareholders. As certain states do not recognize S Corporation status, the Company remained subject to income taxation in those jurisdictions. Effective December 4, 1995, the Company's S Corporation status was terminated and the Company became liable for federal and state income taxes since that date.

  Cash equivalents

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

  Accounting for stock-based compensation

     The Company has not elected early adoption of Financial Accounting Standard No. 123 (FAS 123), "Accounting for Stock-Based Compensation". FAS 123 will be adopted and implemented by the Company effective October 1, 1996, and will not have a material effect on the Company's consolidated financial position or operating results. Upon adoption of FAS 123, the Company will continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic-value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", and will provide pro forma disclosures of net income and earnings per share as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

  Impairment of assets

     The Company has not elected early adoption of Statement of Financial Accounting Standard No. 121 (FAS 121), "Accounting for Impairment of Long-Lived Assets and for Assets to be Disposed Of". FAS 121 will be adopted and implemented by the Company effective October 1, 1996. The Company does not believe that the adoption of FAS 121 will have a material effect on the Company's financial position or results of operations.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


  Pro forma net income per share (unaudited)



     Pro forma net income per share (unaudited) is computed by using the weighted average number of common and common stock equivalent shares outstanding during the period. Common stock equivalents include the number of shares issuable upon exercise of stock options less the number of shares that could have been repurchased with the exercise proceeds and related tax benefits using the treasury stock method.


     For purposes of the pro forma net income per share computation, the two-for-one stock split and the shares issued to the Company's Chairman of the Board in connection with the acquisition of his interests in the Company's subsidiaries have been treated as if they had been effective and outstanding as of the beginning of each period presented.

     The number of shares used in the computation were determined as follows:

                                                                 YEAR ENDED
                                                               SEPTEMBER 30,
                                                              ----------------
                                                               1996      1995
                                                              ------    ------
Weighted average number of common shares outstanding........  16,234    12,000
Common stock equivalents....................................     939     1,243
Effect of shares issued to the Company's Chairman of the
  Board.....................................................      82       446
Number of shares sold by the Company that would have been
  necessary to fund pre-IPO S Corporation distributions.....     266     1,093
                                                              ------    ------
                                                              17,521    14,782
                                                              ======    ======

     Historical earnings per share is not provided for any of the periods presented as such inclusion is not considered to be meaningful.

  Concentration of credit risk

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of investments and trade receivables. The Company places its temporary cash investments in short-term federal government securities which are guaranteed by the U.S. government and tax-exempt municipal bonds.

     The Company provides services to customers in diverse industries located primarily in the United States. All sales are denominated in the U.S. dollar. Management believes that concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographic regions. One customer accounted for approximately 13.5% of revenue in fiscal 1995. No customer represented 10% or more of revenues during fiscal 1996. The Company performs ongoing credit evaluations of its customers to minimize credit risk.

NOTE 2 -- PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following at September 30:

                                                          ESTIMATED
                                                         USEFUL LIVES      1996        1995
                                                         ------------     -------     -------
    Computer equipment, software and other equipment...   5-7 years       $ 7,000     $ 2,504
    Vehicles...........................................   3-5 years         1,897         531
    Furniture and fixtures.............................   5-7 years           679         442
    Land...............................................                       731
    Leasehold improvements.............................  lease terms          706         350
                                                                          -------     -------
                                                                           11,013       3,827
    Less -- accumulated depreciation and
      amortization.....................................                    (2,680)     (1,656)
                                                                          -------     -------
                                                                          $ 8,333     $ 2,171
                                                                          =======     =======

     Computer equipment and software includes $2,594 at September 30, 1996 related to new information systems for which depreciation and amortization are expected to begin in December 1996.

NOTE 3 -- LONG-TERM DEBT:

     As of September 30, 1996, the Company had no indebtedness outstanding. Indebtedness was comprised of the following at September 30, 1995:

    Special distribution note to shareholders, interest at 7 1/2%, paid in
      December 1995.............................................................  $8,209
    Equipment note payable to a bank, interest is payable at prime, secured by
      equipment, paid in December 1995..........................................     363
    Other.......................................................................      15
                                                                                  ------
                                                                                   8,587
    Less -- current portion.....................................................     113
                                                                                  ------
                                                                                  $8,474
                                                                                  ======

     On October 18, 1995 the Company obtained a $10,000 revolving line of credit facility from a bank. The facility bears interest at variable rates tied to a bank LIBOR rate, matures in January 1998 and is secured by accounts receivable. The Company may borrow up to 80% of eligible accounts receivable, must maintain certain financial ratios and may not declare dividends in excess of 25% of cumulative net worth generated subsequent to the Company's initial public offering. The facility is guaranteed by certain of the Company's subsidiaries. During fiscal year 1996, the Company borrowed $1,800 pursuant to such facility. A portion of the proceeds from the initial public offering were used to repay this indebtedness. No amount is outstanding under the facility at September 30, 1996.

NOTE 4 -- INCOME TAXES:

     Effective October 1, 1992, the Company elected to be treated as an S Corporation for federal income tax purposes. Accordingly, no federal income tax expense was recorded for the Company for the years ended September 30, 1994 and 1995 because operating results are reported in the individual income tax returns of the shareholders. As certain states do not recognize S Corporation status, the Company was subject to income taxation in those jurisdictions. The federal income tax expense recorded in the year ended September 30, 1995 relates to the separate company income generated by the Company's subsidiaries, which are all C Corporations for federal income tax purposes. The Company became a C Corporation in December 1995 as a result of the public offering.

     The Company's income tax provision was comprised of the following for the years ended September 30:

                                                                  1996       1995      1994
                                                                 ------     ------     ----
    Current:
      State....................................................  $1,152     $  941     $492
      Federal..................................................   5,129        468
                                                                 ------     ------     ----
                                                                  6,281      1,409      492
                                                                 ------     ------     ----
    Deferred:
      State....................................................      11        (67)
      Federal..................................................      65         (7)
                                                                 ------     ------     ----
                                                                     76        (74)
                                                                 ------     ------     ----
              Total............................................  $6,357     $1,335     $492
                                                                 ======     ======     ====

     A reconciliation of the federal statutory tax rate and the Company's provision for income taxes is as follows for the years ended September 30:

                                                             1996        1995        1994
                                                            -------     -------     -------
    Income taxes at the federal statutory rate............  $ 6,386     $ 4,258     $ 2,027
    Tax exempt income.....................................     (130)
    Nondeductible items...................................      245         216          56
    State income taxes....................................    1,163         874         492
    S Corporation taxation benefit........................   (1,307)     (4,013)     (2,083)
                                                             ------      ------      ------
    Provision for income taxes............................  $ 6,357     $ 1,335     $   492
                                                             ======      ======      ======

     Deferred tax assets and liabilities as of September 30, 1996 and 1995 were comprised of the following:

                                                                            1996      1995
                                                                            -----     ---
    Assets:
      Bad debt expense....................................................  $ 150     $28
      Amortization........................................................     34       7
      Accruals and other..................................................    414      39
                                                                            -----     ---
                                                                              598      74
                                                                            -----     ---
    Liabilities:
      Depreciation........................................................   (141)
                                                                            -----     ---
                                                                             (141)
                                                                            -----     ---
                                                                            $ 457     $74
                                                                            =====     ===

     Shortly prior to the consummation of the Company's initial public offering in December 1995, the Company's S Corporation status was terminated. Accordingly, the Company became liable for federal income taxes on taxable income generated prospectively from cumulative temporary differences between income for financial and tax reporting purposes at the date of the termination. At that time, the Company recorded a net deferred tax asset and a credit to additional paid-in capital to recognize the effects under FAS 109 of its conversion to C Corporation status. The Company has agreed to indemnify its shareholders for any potential losses with respect to additional taxes (including interest, penalties and legal fees) resulting from the Company's operations during periods in which it was an S Corporation.

NOTE 5 -- PUBLIC OFFERING:

     On December 6, 1995, the Company completed an underwritten public offering of 2,000 shares of common stock at a price to the public of $16.50 per share. In connection with the offering, the underwriters fully exercised an over-allotment option of 300 shares. Proceeds to the Company after deducting underwriting discounts, commissions and offering costs were approximately $34,559. Such proceeds have and may continue to be used for general corporate purposes, including acquisitions and working capital.

NOTE 6 -- BENEFIT PLANS AND STOCK PLANS:

  Defined Contribution Plans

     The Company maintains a 401(K) profit sharing plan for its employees. During fiscal 1996, 1995 and 1994, the Company elected to match employee contributions up to 5% of compensation. In addition, the Company has agreed to permit employees to contribute certain bonuses, up to the maximum allowable, to their 401(K) accounts. Such employee contributions, if made, are also matched by the Company. During fiscal 1996, 1995 and 1994 the Company made contributions of $970, $513 and $292, respectively.

     The Company also sponsored a defined contribution money purchase plan. The Company's contribution was an amount equal to 4.3% of each participant's annual compensation in addition to 4.3% of compensation in excess of the social security wage base. During fiscal 1994, the Company contributed $570 to the money purchase plan. The Company elected to discontinue its defined contribution money purchase plan effective October 1, 1994.

  Stock Option Plans

     In September 1994, the Board adopted the Eagle USA Airfreight, Inc. 1994 Long-Term Incentive Plan (the 1994 Plan) whereby certain employees may be granted options, appreciation rights or awards related to the Company's common stock.


     Each option has been granted at an exercise price equal to the fair market value of the common stock on the date of grant. The options generally vest ratably over a five-year or seven-year period from the date of issuance (or 100% upon death). The Company has no obligation to repurchase the options granted. Vested options terminate seven years from the date of grant. Subsequent to September 30, 1996, the vesting provisions related to 400,000 options were accelerated.


     Additional awards may be granted under the 1994 Plan in the form of cash, stock or stock appreciation rights. The stock appreciation right awards may consist of the right to receive payment in cash or common stock. Any award may be subject to certain conditions, including continuous service with the Company or achievement of certain business objectives.

     On September 29, 1995, the Board adopted the Eagle USA Airfreight, Inc. 1995 Nonemployee Director Stock Option Plan (the Director Plan), whereby the Company may grant stock options to purchase up to 200 shares of common stock to its nonemployee directors at the fair market price on the date of grant. The Board has authorized 3,100 shares to be available for grant pursuant to the 1994 Plan.

     As of September 30, 1996, options to purchase 2,193 shares of common stock of the Company under both plans were outstanding as follows:

                                                                             EXERCISE PRICE
                                                                 OPTIONS        PER SHARE
                                                                 -------     ---------------
    Granted September 1994.....................................     895           $2.50
                                                                  -----
    Outstanding at September 30, 1994..........................     895           2.50
    Forfeited during 1995......................................     (55)          2.50
    Granted during 1995........................................       5           8.00
                                                                  -----
    Outstanding at September 30, 1995..........................     845        2.50 - 8.00
    Granted prior to stock split...............................     535       16.50 - 37.50
    Effect of stock split (Note 9).............................   1,237       1.25 - 18.75
    Granted....................................................      22       19.25 - 20.25
    Forfeited..................................................    (149)          1.25
    Exercised..................................................    (297)       1.25 - 8.25
                                                                  -----
    Outstanding at September 30, 1996..........................   2,193       1.25 - 20.25
                                                                  =====
    Shares available for grant at end of year..................     467
                                                                  =====
    Options vested at end of year..............................     234
                                                                  =====

     The two-for-one stock split resulted in the issuance of an additional option for each one outstanding and a 50% reduction in the exercise price for all outstanding options (Note 9).

NOTE 7 -- RELATED PARTY TRANSACTIONS:

     Effective October 1, 1994, the Company acquired 50% of the common stock of Eagle Freight Services, Inc. (EFS), formerly C&D Freight Services, Inc., and C&D Freight Services of California, Inc. (C&D) for an aggregate purchase price of $250 in cash. Effective January 1, 1995, the Company acquired 50% of Freight Services Management, Inc. (FSMI) for a nominal amount. The acquisitions were accounted for as purchases. Shortly before the closing of the initial public offering in December 1995, the Company acquired the remaining 50% of EFS, C&D and FSMI from the principal shareholder. The operating results of such subsidiaries have been consolidated with the Company since October 1, 1994 as if the Company owned 100% of these entities. The Company's results of operations for fiscal 1994 would not have varied materially from actual results had the subsidiaries been consolidated during fiscal 1994. EFS and C&D provide same-day local delivery and distribution management services. FSMI provides outsourcing of logistics and delivery management services to certain customers of the Company.

     During fiscal 1995, the Company and its principal shareholder formed Eagle USA Transportation Services, Inc. (ETSI), to provide truck brokerage services principally to the Company, and Eagle USA Import Brokers, Inc. (EIBI), to provide certain customs brokerage services in connection with the Company's international shipments. The Company owned 70% of ETSI and EIBI while the Company's principal shareholder owned the remaining 30% interests. Effective as of the dates of formation of ETSI and EIBI, the Company's consolidated accounts include the accounts of ETSI and EIBI as if they were wholly owned since the Company controls ETSI and EIBI. The Company acquired the remaining 30% interests of ETSI and EIBI from the principal shareholder shortly before the closing of the initial public offering of common stock, in exchange for shares of common stock of the Company.

     The Company issued 223 pre-split shares of common stock to its principal shareholder to effect 100% ownership of these subsidiaries.

     The Company was provided computer services by an affiliate during fiscal 1994. The cost of these services was $166 during the fiscal year ended 1994. The affiliate became inactive during fiscal 1994. During fiscal 1994, the Company recognized expense of $2,666, for ground transportation and local pickup and delivery services provided by C&D Freight Services, Inc.

     On October 1, 1994, the Company's principal shareholder sold a portion of his shares of the Company to certain officers of the Company.

     The Company leases an aircraft owned by an entity that is 50% owned by the principal shareholder (100% owned in 1995) at a rate of $1.4 per hour for actual usage. Total lease expense during fiscal 1996 and 1995 related to the aircraft was $72 and $77, respectively.

NOTE 8 -- LEASES:

     The Company has a number of operating lease agreements, principally for office space and freight operation facilities. These leases are noncancelable and expire on various dates through 2002. Following is a summary of future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year:

 YEAR ENDED
SEPTEMBER 30,
-------------
   1997................................................  $ 3,663
   1998................................................    3,114
   1999................................................    2,095
   2000................................................    1,252
   Thereafter..........................................      742
                                                         $10,866

     Rent expense under all noncancelable operating leases during 1996, 1995 and 1994 was $3,062, $1,877 and $1,246, respectively.

NOTE 9 -- SHAREHOLDERS' EQUITY:

     On September 29, 1995, the Company's shareholders authorized the issuance of up to 10,000 shares of Preferred Stock, par $0.001. No shares have been issued. The shareholders also authorized an increase in the number of common shares to 30,000 common shares.

     On July 8, 1996, the Board authorized a two-for-one stock split, effected in the form of a stock dividend, payable August 1, 1996 to shareholders of record on July 24, 1996. All references in the financial statements to earnings per share information have been retroactively restated to reflect the split. The stock split resulted in the issuance of approximately 8,673 new shares of common stock and a reclassification of $9 from retained earnings to common stock representing the par value of the shares issued.

     As of September 30, 1996, the Company had outstanding nonqualified stock options to purchase an aggregate of 2,193 shares of common stock at exercise prices equal to the fair market value of the underlying common stock on the dates of grant (prices ranging from $1.25 to $20.25 per share). At the time a nonqualified stock option is exercised, the Company will generally be entitled to a deduction for federal and state income tax purposes equal to the difference between the fair market value of the common stock on the date of exercise and the option price. As a result of the exercises for the year ended September 30, 1996 of nonqualified stock options to purchase an aggregate of 296 shares of common stock, the Company is entitled to a federal income tax deduction of approximately $8,200. Assuming an effective tax rate of 40%, the Company realized a tax benefit of approximately $3,373; accordingly, the Company recorded an increase to additional paid-in capital and a reduction in current taxes payable pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Any exercises of nonqualified stock options in the future at exercise prices below the then fair market value of the common stock may also result in tax deductions equal to the difference between such amounts, although there can be no assurance as to whether or not such exercises will occur, the amount of any deductions or the Company's ability to fully utilize such tax deductions.

NOTE 10 -- STATEMENT OF CASH FLOWS:

     Following is a reconciliation of net income to net cash provided by operating activities for the years ended September 30:

                                                               1996       1995       1994
                                                             --------    -------    -------
    Reconciliation of net income to net cash provided by
      operating activities:
      Net income............................................ $ 12,426    $11,189    $ 5,470
    Adjustments to reconcile net income to net cash provided
      by operating activities:
      Provision for bad debts...............................      743        758        479
      Depreciation and amortization.........................    1,124        700        383
      Deferred income tax expense (benefit).................       76        (74)
      Change in assets and liabilities, net:
         Trade accounts receivable..........................  (13,727)    (5,109)    (5,629)
         Prepaid expenses and other assets..................     (272)      (720)      (132)
         Accounts payable and other accrued liabilities.....   10,477      1,817      3,789
                                                             --------    -------    -------
              Net cash provided by operating activities..... $ 10,847    $ 8,561    $ 4,360
                                                             ========    =======    =======

     Supplemental information on noncash investing and financing activities:

          A note receivable from shareholder of $220 was reduced through a shareholder distribution in fiscal 1994.

          Dividends of $8,209 were declared in fiscal 1995 in the form of Special Distribution Notes.

          The exercise of employee stock options resulted in a reduction of the Company's tax liability and an increase in its additional paid-in capital of $3,374.

        A 2-for-1 stock split was paid on August 1, 1996 and resulted in a charge of $9 to common stock and retained earnings.

          The conversion from S Corporation status resulted in the establishment of $457 of deferred tax asset and an increase in additional paid-in capital.

NOTE 11 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     The following is a summary of the Company's unaudited quarterly financial information for the years ended September 30, 1996 and 1995.

                                                                  QUARTER ENDED,
                                              ------------------------------------------------------
                                              DECEMBER 31,    MARCH 31,    JUNE 30,    SEPTEMBER 30,
                                                  1995          1996         1996          1996
                                              ------------    ---------    --------    -------------
    Revenues.................................   $ 40,698       $39,051     $ 48,240       $57,456
    Operating income.........................      4,259         3,330        4,515         5,745
    Income before provision for income
      taxes..................................      4,291         3,625        4,805         6,062
    Pro forma net income(1)..................      2,543         2,106        3,114         3,718
    Pro forma net income per share(2)........       0.16          0.11         0.17          0.20

                                                                  QUARTER ENDED,
                                              ------------------------------------------------------
                                              DECEMBER 31,    MARCH 31,    JUNE 30,    SEPTEMBER 30,
                                                  1994          1995         1995          1995
                                              ------------    ---------    --------    -------------
    Revenues.................................   $ 30,605       $28,456     $ 32,547       $34,606
    Operating income.........................      4,010         2,384        3,050         2,761
    Income before provision for income
      taxes..................................      4,036         2,427        3,153         2,908
    Pro forma net income(1)..................      2,450         1,422        1,787         1,848
    Pro forma net income per share(2)........       0.18          0.10         0.12          0.12

---------------

(1) As a result of the initial public offering, Eagle USA's status as an S Corporation terminated effective December 4, 1995. Pro forma net income used to compute pro forma net income per share for the first quarter of fiscal 1996 and for each of the four quarters in fiscal 1995 reflected the incremental estimated federal tax provision that would have been reported had Eagle USA been a C Corporation during these periods. Pro forma and actual net income do not vary for the last three quarters of fiscal 1996.

(2) Quarterly pro forma net income per share is computed using the method outlined in Note 1.

NOTE 12 -- COMMITMENTS AND CONTINGENCIES:

     From time to time, the Company is a party to various legal claims and proceedings arising in the ordinary course of business. The Company is not currently a party to any material litigation and is not aware of any litigation threatened against it that could have a material effect on its business.

     The Company has agreed to indemnify its shareholders for any possible tax contingencies relating to years during which the Company was an S Corporation.

-----------------------------------------------------
-----------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   10
Price Range of Common Stock...........   10
Dividend Policy.......................   10
Capitalization........................   11
Selected Consolidated Financial and
  Operating Data......................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   18
Management............................   30
Principal and Selling Shareholders....   32
Description of Capital Stock..........   34
Underwriting..........................   37
Legal Matters.........................   38
Experts...............................   38
Available Information.................   38
Incorporation of Certain Documents by
  Reference...........................   39
Index to Consolidated Financial
  Statements..........................  F-1

------------------------------------------------------
------------------------------------------------------


------------------------------------------------------
------------------------------------------------------

                                1,547,758 SHARES

                                      LOGO

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------


                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                               ALEX. BROWN & SONS
                                  INCORPORATED

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.
                                            , 1997

------------------------------------------------------
------------------------------------------------------